The Geology and Exploration Potential of the Don Fippi (Batopilas) Project

Chihuahua State, Mexico

(27o02’ N, 107o44’ W)

TECHNICAL REPORT

FORM NI43-101

For

MAG SILVER CORP

328 – 550 Burrard Street

Vancouver, BC

Canada V6C 2B5

by

 Clancy J. Wendt, P. Geo.

November 7, 2006

TABLE OF CONTENTS

Section

Page

1.0

SUMMARY

5

2.0

Introduction and Terms of Reference

7

2.1

Units and Measures

7

2.2

Geographic Terms

8

2.3

Terms of Reference

10

3.0

Reliance on Other Experts

11

4.0

Property Description and Location

11

5.0

Access, Climate, Local Resources, Infrastructure and Physiography

18

6.0

History

21

6.1

Literature Resources

24

7.0

Geological Setting

26

7.1

Regional Geology

26

7.2

Batopilas District Geology

26

8.0

Deposit Types

33

8.1

Regional Deposit Types

33

8.2

Batopilas District Deposit Types

33

9.0

Mineralization and Alteration

34

9.1

Batopilas District Silver Mineralization

34

9.2

Specific Vein Systems

35

9.2.1

Roncesvalles-Todos Santos (RV-TS Zone West of the River)

37

9.2.2

Pastrana Vein (RV-TS Zone West of the River)

38

9.2.3

Las Animas Mine Area (RV-TS Zone West of the River)

38

9.2.4

San Miguel-Nevada (SMN Zone East of the River)

39

9.2.5

Caballo-Camuchin Group  (CC West part of district)

39

9.2.6

Descubridora-El Triunfo Group (DT Southwest corner)

39

9.3

Alteration

40

10.0

Exploration

40

10.1

Historic Exploration.

40

10.2

Minera Los Lagartos Exploration

41

10.2.1

Data Acquisition and Geologic Mapping

41

10.2.2

Geochemistry

42

10.2.3

Geophysics

44

10.2.4

Environmental Surveys

48

11.0

Drilling

48

12.0

Field Sampling Methods and Approach:

51

13.0

Sample Preparation, Analyses and Security:

52

14.0

Data Verification

54

15.0

Adjacent properties

56

16.0

Metallurgical Testwork

56

17.0

Mineral Resource and Mineral Reserve Estimates

56

18.0

Other Relevant Data and Information

57

19.0

Interpretation and Conclusions

57

19.1

Major Targets

58

19.2

Secondary Targets

60

20.0

Recommendations

60

21.0

Recommended Work Program and General Budget

61

21.1

Phase 1 Exploration Budget Summary 12 months July to July ’06-‘07

62

22.0

References

63

23.0

CERTIFICATE OF QUALIFICATION

67

TABLES

Table

Page

Table 4.1 Concession Summary – Don Fippi Project

15

Table 7.1Summary of Stratigraphic Units.

28

Table 11.1 Summary of Phase One Drilling

49

Table 11.2 Phase One Drilling Highlights

51

FIGURES

Figure

Page

Figure 4.1 Location Map Chihuahua and Mexico.

13

Figure 4.2 Sierra Madre Occidental and Mining Districts.

14

Figure 4.3 Claim Map.

16

Figure 5.1 Aerial view of Batopilas Canyon looking northwest.

19

Figure 6.1 General SW Chihuahua Geology & Mineral Occurrences

25

Figure 7.1 Schematic Stratigraphic Section for the Batopilas District.

27

Figure 7.2 Batopilas District Geology & Mineral Occurrences

30

Figure 7.3 Annotated Landsat image of the Batopilas-El Sauzal District

31

Figure 7.4 Structural Evolution of the Batopilas District

32

Figure 9.1  Major Vein Groups in Batopilas District and Location of Old

36

Figure 10.1 NSAMT slice at 900 m with projected holes.

46

Figure 10.2 Comparison of 1D Smooth and SC2SD Modelling.

47

Figure 11.1 GIS Screen Grab of Phase One Drill Program

50

Figure 13.1 Core Sample Duplicate Analyses Plot for Ag

53

Figure 14.1 Check Assay Plot for Silver

55

Figure 14.2 Check Assay Plot for Arsenic

55

APPENDICES

Appendix A CHEMEX Certificate / Check Assay Comparison and Flow Chart.

1.0

SUMMARY

The Don Fippi Project, located in south-western Chihuahua State, Mexico, includes the majority of the historic Batopilas Silver District, formerly productive during the Spanish Colonial era, throughout the 1700’s and also in the period 1860-1914. The Don Fippi Project is controlled by Minera Los Lagartos S.A. de C.V. - the Mexican subsidiary of MAG Silver Corp (“MAG”).

Silver mineralization in the Batopilas District occurs as pods of crystalline native silver irregularly distributed along persistent structures over a vertical distance of over 700 m. Few other metals are present and the gangue is almost exclusively calcite. These features are distinct from the typical epithermal vein deposits of the Sierra Madre, which are characterized by polymetallic, vertically limited and zoned orebodies hosted in typical quartz-rich veins. The differences are substantial enough to indicate that the Batopilas district must be explored from the perspective of finding this sort of mineralized system.

Historically, exploration and exploitation at Batopilas was “stope and hope”. A series of structures, known to be productive, were followed simultaneously until a new bonanza ore pod was encountered. This led to “feast or famine” production and an irregular cash flow. Notably however, when pursued, the veins yielded orebodies on a regular basis for nearly 300 years. Many of these veins were heavily exploited, but the bottom of mineralization was never defined and the lateral potential for mineralization on many of the exploited veins remains open. In addition, many veins exploited in the near-surface zone during the Spanish Colonial era were not pursued at depth by the Batopilas Mining Company or other entities during the district’s last major mining phase (1880-1914). This company’s extensive tunnelling efforts revealed numerous calcite veinlets similar to those bearing native silver mineralization that were not exploited or explored. Although the Batopilas Mining Company consolidated the majority of land holdings in the area, several important past-producers including the Pastrana Vein and extensions of veins accessible through the Santo Domingo Mine remained outside of their control during their tenure. MAG Silver Corp. is the first company to consolidate these disparate pieces under unified control.

The district’s geology and history indicates that more mineralization remains to be discovered at Batopilas (Wilkerson and others, 1988). However, modern mining realities will not support mining without an adequate reserve inventory.

A program designed to make this possible is supported by these factors:

1.

 Prior to MAG’s involvement beginning in 2003 the district had seen little modern geologic investigation or exploration, and what had been done did not include the type of detailed and district-scale structural analysis that is required for exploring complex vein systems. Good surface and underground access facilitates gathering the needed data.

2.

 The fractionated claim situation impeded district-scale exploration thinking and application of specific exploration concepts outside of limited areas. The consolidated Minera Los Lagartos S. A. de C.V. land package obviates this problem to a large degree.

3.

 The native silver ores and certain alteration styles should be strong conductors to modern electrical geophysical techniques. This includes modern metal detectors that can be used to trace mineralization via surface float trails and in veins underground.

4.

  Modern mining technology will allow affordable deep mining and efficient mine design that can be significantly leveraged due to the existing underground access.

The high-grade bonanza ores are the primary exploration focus with the expectation that significant amounts of low-grade (circa 250 g/T Ag) ores will be found in concert.  Geological, geophysical, geochemical and image analysis techniques should be tested and refined to develop approaches to identify productive veins and define ore shoots efficiently. There are several types of targets available in the district, some immediate and some longer term. All the targets require detailed geologic mapping and geophysical definition. Many of these targets are testable through surface drilling or from underground by drilling relatively short holes from existing workings and/or new headings.

 A C$459,281 staged exploration program was carried out in 2004 to develop high quality drill targets that were tested with a Phase One Drilling program. These efforts were concentrated in a primary focus area near the most important area of past production. Additional fieldwork in early 2005, including a follow-up geophysics program early in the year, led to the initiation of a 3100 m Phase One drilling program in November 2005. An additional C$445,815 was spent on the property through December 31, 2005 (MAG Annual Report, 2005). Drilling on the basis of this first phase of fieldwork continued in the first part of 2006 and was completed in April 2006. The first half 2006 expenditures amounted to approximately C$650,000, the largest portion of which were drilling related expenses.

Additional mapping, sampling, surveying and airborne geophysical work prior to the fall of 2006 will help refine targets to be evaluated during a Phase Two Drilling program that should be initiated during the winter 2006 and completed in the spring of 2007. This Phase Two program should consist of a minimum of around 3,000 meters of drilling and will follow up the successes of the Phase One program. It will also evaluate new areas outlined through continued work in the district. The mid 2006 to mid 2007 program of work including detailed airborne geophysics over the entire land holdings and around 3000 m of core drilling is projected to cost around C$750,000.

2.0

Introduction and Terms of Reference

MAG Silver Corp. requested that the author complete a technical report on the silver project at Batopilas, their 100% owned property in Chihuahua State, Mexico. This report was prepared for MAG Silver Corp and modified from the initial Qualifying Report (QR) prepared on the Don Fippi Claims, Batopilas, Chihuahua, Mexico by the author in October 2002 (see www.sedar.com). It is designed to document the current situation on the ground as it stands in mid 2006 and to provide an organized update on the property’s exploration since it was optioned by MAG Silver Corp. The report is based on the author’s prior work with regards to this property (Wendt, 2002), historical literature and reports provided by MAG Silver Corp., Minera Cascabel and IMDEX that are cited within as references, as well as a second site visit during the period June 23-26, 2006. This second site visit was facilitated with the help of Carl A. Kuehn, of IMDEX, Inc. the project geologist responsible for the current exploration program at Batopilas and James McGlasson, Technical Services Director for IMDEX, Inc.

2.1

Units and Measures

The metric system is used throughout this report as are standard metric abbreviations such as m = meters, km = kilometres etc. Currency used in this report is in United States Dollars. At the time of writing this report, the United States dollar exchange rate with the Mexican Peso was 10.772 pesos to the dollar. Spanish place names are used where appropriate. Definitions of terms and acronyms used in this report are listed below.

 oz/T

Refers to troy ounces per metric tonne, or 31.1035

parts per million (ppm)

         g/T

Refers to grams per metric tonne, or equivalent to parts per million

AA

atomic absorption spectroscopy

Ag

silver

g

gram

ha

hectares

NI 42-101

Canadian National Instrument 43-101

ppm

parts per million

km

kilometres

2.2

Geographic Terms

The following geographic areas and features are briefly described for orientation with respect to the text and Figures 2-6

2.2.1

Batopilas. The town of Batopilas lies along the western bank of the Rio Batopilas and extends to the west and south about 3 kilometres from just north of the portal of the Porfirio Diaz Tunnel.

2.2.2

Satevo is a village that lies on the river about 6.0 kilometres south of the Plaza of Batopilas. Satevo was the first settlement in the area (Wilkerson, 1998). The northern fringes of the Corralitos Porphyry underlie Satevo.

2.2.3

Porfirio Diaz Tunnel (“PDT”) is a 2.14 km long “dog-leg” haulage tunnel whose entrance is located on the north or west bank of the Rio Batopilas. The PDT accesses the lower levels of the Roncesvalles-Todos Santos Vein group. It was constructed between 1883 and 1899 and is still open today.

2.2.4

Roncesvalles-Todos Santos Vein Group:  The principal group of veins on the western bank of the Rio Batopilas worked by the Batopilas Mining Company. The major producing veins for which this group is named are accessed either by the Porfirio Diaz Tunnel from the east or from the surface by numerous old mine openings.

2.2.5

Peñasquito Mine is an upper level working on the Todos Santos Vein located 245 meters vertically above the Porfirio Diaz Tunnel level. This was the principal level where ore production from the Todos Santos and Roncesvalles veins was removed from the mine prior to the completion of the PDT.

2.2.6

Pastrana Mine: Major past producing vein in the district during the periods 1730-1740 and from 1779 to 1792. Located vertically above and north of the Porfirio Diaz Tunnel. The Pastrana Mine remained in the control of the Le Brun family between 1858 and the mid 1930’s and was never controlled by the Batopilas Mining Company.

2.2.7

San Miguel-Santo Domingo Vein Group:  The principal mine group on the eastern bank of the Rio Batopilas, which includes the highly productive San Antonio and Carmen veins. MAG controls the more northern Santo Domingo Mine, which also had remained apart from control from the Batopilas Mining Company during the last major mining effort in the district. The San Miguel Mine is outside of MAG’s property holdings and was largely mined out by the Batopilas Mining Company between 1880 and 1914.

2.2.8

Caballo-Camuchin Vein Group:  The western most silver vein group of the district, which had only minor production. Its principal prospects are located on the “El Regalo” and “El Caballo” concessions, two small internal claims not controlled by MAG.

2.2.9

Descubridora-El Triunfo Vein Group:  The south-westernmost silver vein group in the district and largely outside of the Don Fippi claim. These minor producers are poorly known because access to the old workings is very poor.

2.2.10

Animas Mine Area:  These veins are located in the NNE portion of the Roncesvalles-Todos Santos Vein Group around 1.3 km NE of the Pastrana Mine Area. Dominantly exploited during the Spanish Colonial era.

2.2.11

San Martin Mine Area: Minor workings located west of the Roncesvalles Fault and north of the Porfirio Diaz Tunnel that were last prospected in the 1970’s. The San Martin “Viejo” was worked in the late 1880’s and the San Martin “Nuevo” was a new discovery worked in the early 1970’s.

2.2.12

Arroyo de Las Minas: An drainage basin formed by tributaries that coalesce and enter the Rio Batopilas from the north near the northern end of the town of Batopilas directly across from Shepherd’s Castle. This drainage basin encompasses the major historically important mines of the Roncesvalles-Todos Santos area as well as the Pastrana Mine and the San Martin Mine area.

2.2.13

Hacienda San Miguel (aka “Shepherd’s Castle):  This was the metallurgical plant and living quarters for the salaried employees of the Batopilas Mining Company. These ruins occupy a large slice of land on the eastern (or southern) bank of the Rio Batopilas, just across from the Arroyo de Las Minas and west (and south) of the portal of the Porfirio Diaz Tunnel.

2.2.14

Hacienda San Antonio was the primary stamp mill for the Batopilas Mining Company. It handled the lower grade ores produced from the San Miguel Vein Group as well as production that came out of the Porfirio Diaz tunnel. This area lies just outside of the PDT adit on the north side of the river and east of the bridge over the Rio Batopilas. It is where the aqueduct previously fed the hydroelectric plant and where the cable tram delivered the ores from the San Miguel Mine.

2.3

Terms of Reference

The following companies and organizations are referred to in this report:

2.3.1.

MEGA Capital Corp. The original company that optioned the Don Fippi Project from Minera Bugambilias S.A. de C.V. in 2002. MEGA Capital has subsequently been renamed MAG Silver Corp.

2.3.2.

MAG Silver Corp The TSX-V listed company, entity which solicited this report, and owner of Minera Los Lagartos S.A. de C.V.

2.3.3.

Minera Los Lagartos S.A. de C.V. Wholly owned Mexican subsidiary of MAG Silver Corp (a.k.a. “Lagartos”) and acquirer of all mineral rights in the Batopilas District previously held by Minera Bugambilias S.A. de C.V.

2.3.4.

Minera Bugambilias S.A. de C.V. Original claim holder of mineral rights to the Don Fippi concession covering most of the historic Batopilas District and numerous internal claims in this same area.

2.3.5.

IMDEX, Inc. An Arizona, USA registered geological consulting firm and affiliated company with Minera Cascabel S.A. de C.V. both of which are providing services to MAG Silver Corp on the Don Fippi Project. Effective February 6, 2006 Dr. Peter Megaw was appointed to the MAG Board of Directors. Dr. Megaw is also a founder, director and significant shareholder of IMDEX, Inc.

2.3.6.

Minera Cascabel S.A. de C.V. (“Cascabel”). A Mexican contract geological services company providing consulting services to MAG Silver Corp on the Don Fippi Project.

2.3.7.

EXMIN Resources Inc. A TSX-V listed company and owner of the mineral rights to all of the ground surrounding the Don Fippi concession including the prior Corralitos claim as well as the Cerro Colorado property.

2.3.8.

Consolidated Batopilas Silver Mining Company (a.k.a. Batopilas Mining Company). The New York registered mining company formed by Alexander Robey Shepherd and associates in 1879 that obtained control of major portions of the Batopilas district in 1880 through direct purchase from the prior owners and subsequent staking of over 350 additional concessions. This company was the major operator in the district until the Mexican Revolution in 1912. This companies interests in the district officially expired sometime after 1920 and prior to WWII.

2.3.9.

Francisco Gold Company (merged into Glamis Gold in 2002). A Canadian junior mining company that discovered and explored the El Sauzal Gold Deposit located approximately 15 km WSW of Batopilas on the west bank of the Rio Urique. This helicopter-based exploration took place out of Batopilas in the mid 1990’s.

2.3.10.

Glamis Gold Ltd. Operator of the open pit vat leach El Sauzal Gold Mine, which produced 191,586 ounces of gold in 2005 and as of December 31, 2005 was reported to have proven and probable reserves of approximately 1.7 million ounces. El Sauzal is a typical high sulfidation or quartz-alunite, oxide epithermal gold deposit.

3.0

Reliance on Other Experts

All information and the conclusions drawn therefore are based on the author’s knowledge and site visits to the Don Fippi Project. In addition, direct observations by James McGlasson, registered geologist, were relied upon for verification of drill site locations that were inaccessible during the period of the site visit due to flooding of the road. Where possible, historic data have been verified and only those data believed to be accurate have been included. All references are listed in Section 21.0.

4.0

Property Description and Location

The Don Fippi Project comprises ten claims covering 3,547 hectares centred on the historic Batopilas Mining District in southwestern Chihuahua State (Fig. 4.1).

STATE OF CHIHUAHUA
N
108°
106°
104°
30°
28°
26°
JUAREZ
JANOS
NUEVO CASAS GRANDES
MADERA
A HERMOSILLO
MAGUARICHI
BOCOYNA
CREEL
DON FIPPI PROJECT
BATOPILAS
GUACHOCHI
CUAUHTEMOC
CHIHUAHUA
DELICIAS
SATEVO
CAMARGO
JIMENEZ
HIDALGO DEL PARRAL
OJINAGA
PACIFIC OCEAN
GULF OF MEXICO
EXPLANATION
RAILROAD
INTERNATIONAL HIGHWAY
STATE AND FEDERAL HIGHWAY
STATE CAPITAL
MUNICIPAL SEAT

**MAG Silver Corp.**

**Don Fippi Project**

Chihuahua, Mexico

LOCATION MAP & INFRASTRUCTURE

Figure 1 | Date: November 2002

0 50 100 200 300
KILOMETERS

Figure 4.1 Location Map Chihuahua and Mexico.

This entire region is dominated by the Tertiary Volcanic sequences that constitute the Sierra Madre Occidental (Fig. 4.2).

MINING DISTRICTS SHOWN
1 Santa Eulalia
2 Providencia-Concepcion del Oro
3 Naica
4 San Martin
5 Charcas
6 Velardena
7 Catorce
8 Zimapan-La Negra
9 Sierra Mojada
10 Mapimi
11 Cerro San Pedro
12 La Encantada
13 Plomosas
14 Sierra Almoloya
15 San Carlos
16 San Pedro Corralitos
17 Los Lamentos
18 Shafter, Texas
A-T Asientos-Tepezala
C Cananea
F Fresnillo
M Mulatos
O Ocampo
RA-SN Real de Angeles-San Nicolas
S El Sauzal
SF-SB San Francisco del Oro-Santa Barbara Sauzal
T Tayoltita
Tx Taxco
Z Zacatecas
After MEGAW, et al., 1988
BATOS
DON FIPPI
N
Trans-Mexico Volcanic Belt
Mexican Fold-Thrust Belt
Sierra Madre Occidental
MAG
MAG Silver Corp.
Don Fippi Project
Chihuahua, Mexico
TERTIARY VOLCANIC BELT OF THE
SIERRA MADRE OCCIDENTAL
Figure 2
Date: November 2002
0 100 200 300
KILOMETERS

Figure 4.2 Sierra Madre Occidental and Mining Districts.

The original Don Fippi claim was titled to Minera Bugambilias S.A. de C.V. on October 24, 1997 and officially converted to an exploitation title on August 3, 2004. The balance of the claims are internal to Don Fippi, or in the case of the most recent acquisition, Rosalinda, immediately abut it. These internal (and adjacent) claims were acquired as older claims expired and were liberated under the Mexican Mining Law (Table 4.1).

On November 25, 2002, MEGA Capital Corporation (now renamed MAG Silver Corp) announced their purchase of 99% of Minera Los Lagartos S.A. de C.V. The acquisition was completed on January 15, 2003. The remaining 1% of Lagartos is held, in trust for the company, by a director and officer of MAG Silver Corp.

TABLE 1. CONCESSION SUMMARY*

CLAIM NAME	CONC. TYPE	APPLICATION NUMBER	TITLE NUMBER	ISSUE DATE	EXPIRATION DATE	SIZE IN HECTARES
MINERA LOS LAGARTOS, S.A. DE C.V.						
DON FIPPI PROJECT						
DON FIPPI	Explotation	1/1/01358	222629	3-Aug-2004	2-Aug-2054	3,160.5780
DON FIPPI FRAC. 1	Exploration	10/ 22430				12.9315
DON FIPPI 2	Exploration	16/ 30013	215474	22-Feb-2002	21-Feb-2008	152.0234
DON FIPPI 3	Exploration	16/ 30953	215481	22-Feb-2002	21-Feb-2008	56.0000
DON FIPPI 4	Exploration	16/ 30952	217251	2-Jul-2002	2-Jul-2008	10.0000
SANTO DOMINGO	Exploration	16/ 29872	214671	30-Oct-2001	29-Oct-2007	26.6062
SAN MARTIN	Exploration	16/ 29873	214672	30-Oct-2001	29-Oct-2007	2.1536
PASTRANA	Exploration	16/ 31077	217467	16-Jul-2002	15-Jul-2008	82.6803
ANEXO A SAN MARTIN	Exploration	16/ 31801	220044	3-Jun-2003	2-Jun-2009	6.7443
TESCALAMA	Exploration	16/ 32058	220927	28-Oct-2003	27-Oct-2009	12.0000
ROSALINDA	Exploration	16/ 32057	220926	28-Oct-2003	27-Oct-2009	25.6222
					TOTAL	3,537.3395

NOTE: The description of the mineral titles is not a legal opinion, but is based on written information provided by Minera Cascabel S.A. de C.V.

Table 4.1 Concession Summary – Don Fippi Project

MEGA Capital (now MAG Silver Corp) announced the execution of an exploration option-to-purchase agreement with Minera Bugambilias S.A. de C.V. for their combined Don Fippi Properties in late 2002. Furthermore, in June 2005 MAG announced the accelerated buyout of the Don Fippi (Batopilas) Property from Minera Bugambilias S.A. de C.V. The property will remain subject to royalties and other terms of the original option agreement; however, at this point in time the titles of the Don Fippi concession and all internal claims previously under the control of Minera Bugambilias have been re-issued to Minera Los Lagartos S.A.

MINERA LOS LAGARTOS CLAIM
OTHER CLAIMS
DON FIPPI E-10/2430
ANEXO A SAN MARTIN EXP. 10/1417
SAN MARTIN EXP. 16/29873
PASTRANA EXP. 16/31077
DON FIPPI 3 EXP. 16/30663
EL CABALLO T-218250
DON FIPPI 4 EXP. 16/30662
SANTO DOMINGO EXP. 16/29872
SAN MIGUEL EXP. 10/1327
LA NEVADA VALENCIANA EXP. 10/1426
EL REGALO EXP. 10/ 2411
T.A. VICTORIA
LA TESCALAMA EXP. 10/ 2354
LA CHIRIPA EXP. 10/2409
VICTORIA E-11 3810
DON FIPPI 2 EXP. 16/ 30103
ROSALINDA EXP. 10/2287
DON FIPPI E-10/2430
LOS CORRALITOS EXP. 10/3427
N

MAG Silver Corp.

Don Fippi Project

Chihuahua, Mexico

CLAIM MAP

Figure 3 | Date: July 2006

0 200 400 600 800 1000
METERS

Figure 4.3 Claim Map.

de C.V. as the sole (100%) owner. The terms of the original option agreement as well as the accelerated buyout are listed on SEDAR.

All claims apart from the large surrounding claim “Don Fippi” are “exploration claims” as defined by the Mexican Mining Law and combined they cover 94% of the Batopilas Silver District (Fig. 4.3). Recent revisions to the Mexican Mining Law make this two-tier distinction moot, and all claims now fall under a unified tax schedule depending on surface area titled and length of time held. The Minera Los Lagartos “Don Fippi” claim group is current with respect to both tax and "comprobaciones de obra" (annual work expenditures required under Mexican Mining Law) to the end of the 2nd semester (July-Dec) of 2006. There are seven remaining inlier claims and/or claim fractions within Don Fippi held by other parties totalling around 222.5 hectares. These range in size from 6 to 95.8 hectares and are scattered across the district. Some of these internal claims are no longer valid and are awaiting official cancellation according to the Mexican Mining Law. Some of these inliers cover portions of what is now the Batopilas town. Others, like the San Miguel, cover what is left of areas that were mined intensively in the past and are basically “mined out”. The Los Corralitos claim abuts Don Fippi to the south and covers the Corralitos porphyry copper prospect. This claim and the surrounding ground are now all contained within a large regional concession named “Huimayo” (E-16/34670) that was filed by Exmin Resources Inc. in early 2006.

The boundaries of all claims described in this report are located by surveying of all relevant control points and tie lines as prescribed by Mexican Mining Law and providing descriptions of azimuths and line segment length definitions of their perimeters on each individual claim application and subsequent “trabajos periciales”. Verification of these locations and perimeter definitions are documented in the titles to each claim.

The only ongoing obligations that Lagartos has to maintain the validity of these claims are the twice-annual mining tax payments to the Mexican government and annual filing of "comprobaciones de obra" reports. The 2nd semester 2006 tax payments for the Don Fippi Project totalled $18,120 Mexican Pesos. Any other royalties and encumbrances are due only after production has been initiated and are outlined in the original option agreement with Minera Bugambilias that is filed on SEDAR.

Surface ownership in the area is held by the Batopilas Ejido and, within the town limits, by various private owners. (“Ejidos” are communal land holdings where individuals have title to specific plots of land, but most land-use decisions must be made by the community as a whole.)  The ejido has granted verbal permission to explore the area and readily signed off on various drilling and surface use permits required of Lagartos by the federal government. Minera Lagartos’ working relationship with the ejido of Batopilas can be considered to be very good.

There are no known cultural restrictions on exploration activity other than the need to respect some of the historic mining ruins. There seems to be no formal status or protection for these ruins on ejido land and most have already been heavily vandalized. Documenting their condition before building roads or drilling would be a prudent and socially responsible thing to do. Mining ruins on private land fare better under private stewardship. Portions of what remains of Shepherd’s Castle are presently being rebuilt by the owner as a hotel. The old mill building in front of the Santo Domingo adit has been restored and converted into an upscale bed and breakfast called Antigua Hacienda del Rio that is affiliated with the Hotel Margarita located in Creel.

The property is subject to no known environmental liabilities in the area that have been identified to date. Prior to the initiation of any significant mine development work, a formal “Impacto Ambiental”, or Mexican environmental impact report will be required. However, to date the exploration activities at Batopilas up to and including surface drilling have not warranted such a detailed environmental study. It is reasonable to assume that past mining activity may have left some impacts that may have to be addressed; however, the Batopilas District is remarkably devoid of mine tailings and dumps considering the amount of activity that has occurred there in the past as reflected by the extent of underground workings in the old mines.

5.0

Access, Climate, Local Resources, Infrastructure and Physiography

Don Fippi/Batopilas lies in the topographically rugged central spine of the Sierra Madre Occidental, the range of high volcanic mountains that follows the Pacific coast and extends from the US/Chihuahua or Sonora border to the Trans-Mexico Volcanic Belt (Fig.4.2). The Sierra Madre Occidental is a high volcanic plateau, with mean elevations above 2200 m, dissected by deeply incised canyons that cut to 500 m elevation.

Vegetation is dominated by pine forests in the highest elevations and cacti mixed with tropical flora in the canyon bottoms. The intermediate slopes are covered with manzanita, scrub oak, mesquite, acacia, various thorny plants and succulents including agaves, aloes etc. and grasses.

The climate is temperate at the higher elevations and warm and humid in the canyons. The average annual temperature ranges from 10.5 oC (typical range of -5 to 30 oC) in the upper elevations to 24.5 oC (typical range of 7 to 42 oC) in the canyon bottoms. Mean annual precipitation is 650 mm per year. The bulk of the precipitation falls during the summer and winter rainy seasons with occasional contributions from Pacific hurricanes. Snowfalls of up to 10 cm commonly hit the upper elevations around the town of Creel, but have become rare in and around Batopilas. The Rio Batopilas is the major drainage in the area and always carries significant flow year around. First and second order tributaries feeding the Rio Batopilas are generally dry except immediately after a rainfall. Water is abundant at depth at lower elevations and water rights for mine development should attach to the mineral rights.

Power in Batopilas is provided by an above ground transmission line coming in from an electric substation in Parrall. A 110 kilovolt trunk line goes to Guachochi and smaller transmission lines continue to Tonachi and on to Batopilas. Although the aqueduct still functions, the local hydroelectric plant is not currently in operation and electric power is intermittent during peak demand in the summer months. The infrastructure is in place for upgrading electric power should that be required to support mining in the future. However, should power be needed for underground exploration drilling for example, generators would probably have to be brought in to guarantee a sufficient and dependable power supply.

The Don Fippi Project Area is roughly centred on the town of Batopilas, a rural community of around 1,500 full time residents which lies at about 550 m elevation in the bottom of the deep canyon of the Rio Batopilas. It serves as the seat of the municipal government. The Project Area encompasses the river and surrounding mountains and canyons (Fig. 5.1).

Barranca de Urique
Urique Canyon
Cerro Yerbanis
Yerbanis Hill
Cerro El Rincón
El Rincón Hill
Cerro Las Goteras
Las Goteras Hill
Munerachi
Cerro Colorado
Colorado Hill
Cerro Quimova
Quimova Hill
Cerro Los Picachos
Los Picachos Hill
Sendero turístico
Tourism path
Las Fincas
Arroyo Las Minas
Las Minas stream
La Ladrillera
Las Juntas
El Chicural
Mina La Bufa
La Bufa Mine
Batopilas
Batopilas village
El Arenál
Casas Coloradas
Los Corralitos
Cerro Nestor
Nestor Hill
La Pandura
Rio Batopilas
Batopilas River
Cerro La Pandura
La Pandura Hill
N
0 200 400 600 800 1000
METERS

MAG Silver Corp.

Don Fippi Project

Chihuahua, Mexico

AERIAL VIEW OF BATOPILAS CANYON LOOKING TO THE NORTHWEST

Figure 4 | Date: July 2006

Figure 5.1 Aerial view of Batopilas Canyon looking northwest.

The famous Barranca del Cobre (Copper Canyon) near the headwaters of the Rio Urique lies to the north. Until 1977 there was no road access to the district, but there is now a good quality 65 km unpaved and well maintained gravel road connecting Batopilas to the paved two-lane highway between Creel and Parall via Guachochi. This gravel road, which begins at the Samachique junction, will be paved to Quirare (around one third of this distance) by the State of Chihuahua in the very near future. Engineering studies and surveying were done in the spring of 2006. This 65 km gravel road descends via a set of switchbacks from the high Tertiary rhyolite mesas at around 2,300 m down to the headwaters of the Rio Batopilas some 1,700 m lower in elevation. Total driving time from Chihuahua City is around 8 ½ to 9 hours. There are several bridges on this road that will handle short wheelbase 10 tonne trucks, but will not handle standard semi-trailers, “low-boys” or even heavy track equipment like D-6 or higher bulldozers would have to be “walked in”.

The nearest railhead is located in the town of Creel and is part of the famous Chihuahua to Los Mochis Trans-Sierra railroad (Fig. 4.1). There is also an un-maintained rural dirt airstrip just northeast from the town of Batopilas at which only very experienced pilots are willing to land small, high-wing, tail dragger type STOL (short takeoff and landing) planes like Cessna 204’s etc. Helicopter transport into the area is intermittently available from Creel. The nearest helicopter taxi service has a permanent base in Chihuahua City.

Francisco Gold based their exploration of the nearby El Sauzal property (now an operating open pit gold mine of Glamis Gold Ltd.) from Batopilas, so the heli-contractors, hotels, labour pool etc. are familiar with the needs of an exploration group. Chihuahua City, the largest population centre in the region, has a population of over 1,500,000 and is a major industrial and mining centre. Chihuahua International Airport receives numerous daily flights from the USA and Mexico. Driving time from Chihuahua International Airport to Batopilas is about 8 to 9 hours.  ALS-Chemex Laboratories operate a facility in Chihuahua, from which they fly samples to Guadalajara for preparation. Samples are then flown to Vancouver for analysis.

Road access within the Don Fippi Project Area is fair over portions of the property and non-existent in others. The main road runs along the river and is in very good condition through Batopilas town. Conditions deteriorate south of the town, but the road is readily passable 6 km south to Satevo and continues west towards San Ignacio and Tubares eventually connecting with the new road servicing the El Sauzal mine that was constructed NE out of Choix, Sinaloa in 2003 to Tasajeras and on to the new mine. This route out to Los Mochis from Batopilas is not passable when the rivers are in flood stage since both the Rio Batopilas and Rio El Fuerte need to be crossed in “vados” (a ford in the river).

Within the Don Fippi concession a spur road runs from the main Batopilas to La Bufa road, crosses the river in a vado at La Junta to provide access to a ridgeline  at an elevation of around 1300 meters located near the center of the property just west of “Cerro de Los Picachos”. Access to the balance of the area is by foot or pack animal via numerous trails.

Underground access is extensive through the Santo Domingo, San Miguel, Roncesvalles-Todos Santos, Pastrana and La Nevada mines. The historic Porfirio Diaz Tunnel (PDT) constructed between 1883 and 1899 accesses the mineralized Roncesvalles structure horizontally 2.14 kilometres from the portal. This junction lies 400 meters beneath and 175 meters due west of the ruins of the mill building of the historic Arbetrios Mine that was worked in the mid to late 1800’s. This provides MAG with ample highly prospective ground to the N, W and above a point that could easily be accessed by underground equipment via this 3 m wide, 2.5 m high horizontal heading that is in very good condition for being in excess of 110 years old.

During late 2003 and early 2004, MAG rehabilitated a problematic section on the PDT level of the Roncesvalles structure immediately south of this junction. They also began constructing a new set of wooden ladders to provide access to old stopes and workings on multiple levels of the west-dipping Todos Santos Vein, up to the Peñasquito Level some 245 meters vertically above. These two important levels are now connected with a roughly 60o to 65o inclined man-way in the plane of the Todos Santos and San Roberto veins. If needed, this man-way completed in June 2006 can serve as a secondary escape route during any future underground exploration efforts.

In the spring of 2006 the Tunnel Le Brun was located and re-opened for the first time since around the 1950’s providing access to the lowermost parts of Pastrana Vein for several hundred meters along strike.

Exploration at Batopilas can be conducted in one form or another all year long; however, excessive heat and humidity in the summer months of mid May through mid September make working on the surface challenging. Underground access is not hampered by the summer heat. Rain during the summer months occasionally makes any road access requiring crossing the Rio Batopilas at the La Junta “vado” impossible for trucks if the river is running high. However, these same areas are accessible anytime by hiking up the Arroyo de Las Minas or various pack trails throughout the property.

6.0

History

High-grade native silver outcrops in the Batopilas district were discovered in the banks of the Rio Batopilas by Spanish adelantados or “advance guards” around 1630. Production records begin in 1632 (Dahlgren, 1882, Brodie, 1909). The original discovery near the river had been stream polished and appeared snow-white in color prompting the name “La Nevada”. The town was officially founded in 1709 as San Pedro de Batopilas and the Jesuit mission was built at Satevo 6 km to the south around 1760. Much of the early history of Batopilas was lost in 1740 and again in 1845 when fires destroyed much of the town.

The district contains between 65 and 300 mines and prospects (Dahlgren, 1882; Brodie, 1909, Wilson and Panczner, 1986; Wilkerson and others, 1988) that were developed during three major periods of mining activity: 1632 to 1732, 1790 to 1819, and 1862 to 1914 with the lion’s share of the latter epoch being post 1880. An estimated total of 200,000,000 to 300,000,000 ounces of silver have been produced from the district, although pre-1880 records are poor (Wilson and Panczner, 1986). Calculations show that around 40,000,000 ounces of silver were produced by the Batopilas Mining Company between 1880 and 1920, and are well documented in the annual production records (Shepherd, 1935). These production figures reported by Shepherd would not account for any mining done by other companies in the area at the same time, such as the Santo Domingo Silver Mining Company, Todos Santos Mining Company or the Pastrana property whose ground is now under MAG’s control.

The Spanish era (1632-1732) was the most productive (Dahlgren, 1882, Brodie, 1909), but the last period (1862-1914) was the most sophisticated and organized from a mining perspective. The first portion from around 1862 to the late 1870’s was under the watchful eye of the eminent American mining engineer J.C.F. Randolph and a group of investors out of New York that included William Fargo and others with close ties to the Wells, Fargo & Co. Banking empire. These American investors financed and completed the 397 m long river level San Miguel Tunnel which greatly improved extraction efficiency from the Lumbrero, Veta Grande, Carmen and San Antonio veins (Randolph, 1879)

A.R. Shepherd, former governor of Washington DC, formed the Consolidated Batopilas Silver Mining Company in November, 1879 and in 1880 acquired significant mining assets from J.C.F. Randolph and his group of investors for the sum of $600,000 USD. This included the Mines of San Miguel, San Pedro, Martinez and Giral among others as well as existing mill facilities and buildings. Shepherd’s new company immediately filed for around 350 additional concessions and began investing heavily in district-scale engineering projects such as the Porfirio Diaz Tunnel, aqueduct, stamp mills and a hydroelectric system to provide pumping power for deep mining as well as a means to run the stamp mills (Shepherd, 1938). By the time A.R. “Boss” Shepherd died in 1902, the town’s population had grown from 400 to around 7000 and rural Batopilas had become the second city in Mexico to have electricity – second only to Mexico City itself. His four sons ran the mines and mills until 1914 when Pancho Villa’s troops arrived and devastated the area. Villa’s revolutionaries wrecked the hydroelectric plant and drove the Americans from the district.

Attempts were made to put the mines back into production after the Revolution, but the destruction of the power plant made it impossible to pump out the deep workings in the San Miguel Mine. Minor production continued into the 1920’s, but since then the district has essentially been idle. Shepherd's sons attempted to revive the Batopilas Mining Company in the mid 1930’s but were unsuccessful because of attitudes towards investment in Mexico following the 1936 expropriation of the oil industry. Government statistical publications show almost no production for the district for the period 1920 through 1975 so it is reasonable to infer that whatever work was undertaken during this period consisted largely of minor high-grading around existing workings.

In the late 1970’s to early 1980’s, a group of local miners reopened the New Nevada Mine on the east side of the river and hit some high-grade pockets that yielded a significant amount of native silver and some high-quality mineral specimens (Wilson and Panczner, 1986). The New Nevada Mine is located in a group of poorly defined veins and structural intersections that appears almost “breccia like” in places. Around this same time a group of investors from Texas explored the newly discovered San Martin Nuevo prospect by 25 to 40 m of direct heading. These primitive developments ended abruptly when the silver price dropped in 1983. An under-funded, but well-directed program in the early 1980’s drove into the hangingwall of the Roncesvalles Fault Zone (RFZ) from the Porfirio Diaz Tunnel and hit a vein carrying native silver ore (Wilkerson and others, 1988). This was the first discovery of mineralization at depth in the immediate hangingwall (NW side) of this important structure; however, it was not systematically followed up. Some low-grade found nearby was vat leached underground and the remains of this misguided effort are still visible in the mine today.

Recent activity in this part of southwest Chihuahua has included Francisco Gold (which operated as Minas de Alta Pimeria) exploration of El Sauzal and Peñoles’s unsuccessful exploration programs for bulk-mineable gold at Cerro Colorado, 6 kilometres north of Batopilas. Francisco Gold subsequently explored the Corralitos Porphyry area 3-5 kilometres south of Batopilas in Joint Venture with Phelps Dodge as an auriferous copper porphyry target, but the drilling results were unfavourable. Phelps Dodge concurrently explored the Tres Hermanos Gold Vein 5 kilometres east of Batopilas, but quickly abandoned the property. The Carmen copper-gold vein at La Bufa around 15 km ENE of Batopilas (Fig. 5.1) was exploited by the Howe Sound Mining Company until around the 1940’s and considerable floatation tailings are still visible today on the banks of the Rio Batopilas.

The major recent discovery in the region is Francisco Gold's El Sauzal gold deposit, which lies 15 kilometres WSW of Batopilas (Figs 3.1 and 5.1). It is now owed and operated by Glamis Gold Ltd. and began full-scale operation in December, 2004. As of the end of 2005 El Sauzal was reported to have a proven and probable oxide gold reserve of approximately 1.7 million ounces at a grade of 3.37 ppm gold, within a geological resource of around 3.3 million ounces (Weiss et al., 2004). Batopilas was the base camp for El Sauzal exploration until Glamis Gold built an access road from the west in 2003. Batopilas-based logistics are not a significant part of the El Sauzal support activity.

There are no reserves or resources that can be reported for any of the silver mines at Batopilas in accordance with requirements of National Instrument 43-101. No systematic exploration or mining activity of note has occurred since 1983; however, occasionally local prospectors or “gambusinos” informally produce silver from various dumps and workings throughout the district at a very small scale. Crude hand smelted dore bars weighing around 1 kg apiece can occasionally be purchased from some of the more determined gambusinos.

6.1

Literature Resources

The published and archive literature on Batopilas is dominated by mining-related studies dating from the Shepherd era. The most important contain data concerning the general geological comportment of the ore shoots, mining methods, and production data (c.f. Todd, 1907, Brodie, 1909 and 1917, J.C.F Randolph 1879, 1881a, 1881b and A. Shepherd Jr., 1935.)  Little technical work follows these reports until the 1980’s except Krieger's (1935) detailed study of the native silver and related ore minerals. Grant Shepherd's 1938 book, “The Silver Magnet”, is an engaging history of the turn of the century Shepherd era and how it came to flower and bust. A.R. Shepherd’s personal papers, some of which document his time at Batopilas, are now archived and available for research at the Library of Congress in Washington D.C. (Shepherd, A.R., 1835-1902).

Wilkerson’s (1983) doctoral study, undertaken at the University of Texas at El Paso and later summarized in Economic Geology (Wilkerson et al, 1988), provides the first modern district-wide geological and laboratory data. This work includes mine maps for all the then-accessible workings with geologic and some geochemical data. Wilson and Panczner (1986) published an excellent layman's' overview of the district focused on the mining history and mineral specimens produced from the ores. A recent publication on the district is Goodell (1995) which examined the regional occurrence of small porphyry copper systems, including the Corralitos Porphyry,  which may or may not be related to Batopilas style silver mineralization. One of Dr. Goodell’s students, V.H. Galvan-Guiterrez, completed a master’s thesis in 2005 that evaluated the regional and local patterns of mineralization in the lower Batopilas and Urique river canyons.

In addition to the published literature, Minera Bugambilias has accumulated a large number of unpublished company studies on the district performed over the last 150 years as well as turn-of-the-century annual reports and corporate prospectuses and from the 1880’s and 1930’s. Some of these include useful descriptions of old workings, mine maps and even assay and/or production data. All are part of the historical background work MAG is applying toward its efforts in the district.

In September 2000, the Batopilas 1:50,000 quadrangle map G13-A41 and an accompanying report were published by the Mexican Geological Survey or CRM. Minera Cascabel S.A. de C.V. was hired in 1999 by the CRM as the contractor

DISTRITO MINERO URIQUE
DISTRITO MINERO LA BUFA
DISTRITO MINERO BATOPILAS
ZONA MINERALIZADA PIEDRAS VERDES
ZONA MINERALIZADA
Tolg-TR
ToB
ToA
TmCgp
RECOMPENSA
El Manzano
Cordon Colorado
YOQUIVO
BUENAVISTA
Basigochi
C. LA GAVILANA
C. BATO
27 15'
27 00'
108 00'
225000 m. E
107 45'
50
107 30'
3000000 m. N
A
A'
N
m.s.n.m.
3000
2000
1000
0
LAS CUEVAS
R. O URIQUE
C. BATO
R. O MUNERACHI
R. O BATOPILAS
C. LA CUMBRE

# MAG Silver Corp.

## Don Fippi Project

Chihuahua, Mexico

**GENERALIZED GEOLOGY & CROSS SECTION**

| Figure 5 | Date: July 2006 |
|---|---|

0 5 10
KILOMETERS (Approximate)

Figure 6.1 General SW Chihuahua Geology & Mineral Occurrences from 250,000 scale map G13-1 responsible for this quadrangle mapping and sampling work. The lead geologist and coordinator on the project for Minera Cascabel, Ing. Roberto Sanchez-Garcia, has been working on MAG’s Batopilas Project since it’s inception in 2003.

7.0

Geological Setting

7.1

Regional Geology

The Batopilas District lies in the heart of the Sierra Madre Occidental magmatic province (Fig. 4.2). Geologically, this province consists of two thick Tertiary volcanic sequences deposited on or intruded into a basement of Mesozoic sediments, metasediments, metavolcanics and intrusive rocks (Fig. 6.1). The lower part of the Tertiary volcanic sequence, referred to as the "lower volcanic complex" (McDowell and Clabaugh, 1979) is composed dominantly of andesite tuffs and flows with lesser dacites and rhyolites. This lower complex was tilted, locally folded, and deeply eroded before the deposition of the upper sequence. The upper volcanic sequence, referred to as the "upper volcanic supergroup" (McDowell and Clabaugh, 1979) is dominantly composed of welded rhyolite ash-flow tuffs with lesser andesites, dacites, and basalts erupted from caldera complexes. These are mostly flat-lying and form most of the high plateau into which the deep canyons of the Barranca country have been carved. Numerous intrusions, mostly subvolcanic equivalents to the extrusive volcanic units, cut the basement rocks and the lower part of the volcanic sequence.

This section of the Sierra Madre contains numerous district scale mineralized centers (Fig. 6.1). The Urique epithermal precious metal vein district lies 25 to 30 km to the NW. Approximately 10 km south of Urique is Piedras Verdes, historically a copper-base metal district with significant precious metal credits. The El Sauzal high-sulfidation gold district lies 12 to 15 km to the WSW. The La Bufa District, 18 to 20 km to the NE, is also in a high-sulfidation setting, which historically produced relatively high grade copper from quartz veins along with by-product gold.

7.2

Batopilas District Geology

Batopilas District mineralization is hosted within the lower volcanic complex which here consists of intermediate composition intrusive rocks, dominantly dacites and diorites, and extrusive rocks, dominantly andesite tuffs, flows and volcaniclastic sediments as well as within remaining parts of the Late Jurassic and Early Cretaceous metasedimentary and metavolcanic rocks into which these intrusive rocks were emplaced. In essence, these metamorphosed Mesozoic rocks are the basement into which the various Tertiary intrusives were emplaced and now, due to the extent of the intrusive activity during the Early Tertiary, form extremely large “roof pendants” that locally may have surface dimensions up to multiple kilometres on a side and depths of a kilometre or more. Rhyolite ash-

flows of the upper volcanic supergroup form the prominent mesas that rim the canyon several hundreds to thousands of meters above the vein system.

Figures 7.1 and 7.2 are respectively a stratigraphic section and district-scale  geologic map adapted from Minera Cascabel’s work for the Consejo (2000).

 Figure 7.1 Schematic Stratigraphic Section for the Batopilas District.

Table 7.1 summarized the respective units with their local field names used by Wilkerson (1988). The oldest exposed intrusive rocks, and host to the majority of mineralization, are the sequentially emplaced Pastrana Dacite (85+ Ma), Dolores Microquartz Diorite (~52 Ma), and Tahonas granodiorite (undated, probably about 45 Ma). Some of these intrusive units appear to be hypabyssal and may have vented to surface. The Los Corralitos granodiorite porphyry lies 2 km south of the main silver zone and is apparently roughly contemporaneous to the Tahonas granodiorite (Goodell, pers. comm.).

# TABLE 2. SCHEMATIC STRATIGRAPHIC SECTION

| Unit Name | Age Ma | Thickness in meters | Lithotype | Mineralization or Alteration |
|---|---|---|---|---|
| | | | | |
| **Yerbabis Rhyolite** | 25-30 Ma | 700 | Rhyolite Welded Ash-Flow Tuffs | None |
| | | | | |
| **Cinco de Mayo** | >35 Ma | 100 | Conglomerate | None |
| | | | | |
| **Casa Colorada** | 40 Ma? | 100 | Rhyolite tuff and flow breccia | Veins |
| | | | | |
| **El Arenal** | 40 Ma? | 200 | Andesite and Volcaniclastics | Veins |
| | | | | |
| **San Jose** | 40 Ma | 200 | Andesite and Volcaniclastics | Veins |
| | | | | |
| **Corralitos Porphyry** | 45 approx | 0-300 | Granodiorite prophyry | Porphyry Cu, Mo |
| | | | | |
| **Tahonas Granodiorite** | 45 approx | 0-500 | Granodiorite prophyry | Veins |
| **Dolores Microquartz Diorite** | 51.1 | 0-500 | Diorite porphyry | None |
| **Pastrana Dacite** | >85 Ma | 0-600 | Dacite porphyry | Veins |
| **Tahonas Granodiorite** | 45 approx | 0-500 | Granodiorite prophyry | Veins |
| | | | | |
| **Mesozoic Basement Complex** | Around 97.5 to 210 Ma | Minimum 900m (no bottom) | Intercalated metasediments and metavolcanics | epidote, chlorite and diagenetic pyrite |

(Modified from Wilkerson and others, 1988)

Table 7.1 Summary of Stratigraphic Units.

In a spatial context the Corralitos porphyry appears to be the centre of district-scale metal zonation and was previously interpreted as the source of silver mineralization in the district by Wilkerson (1983). The intrusive episode was followed by prolonged erosion that completely unroofed these intrusions. Andesitic volcanism, related to the lower volcanic complex, followed with the deposition of the San Jose, Arenal, and Casas Coloradas flow breccias. Erosion occurred between each of these volcanic events and rhyolite, basalt, and andesite dikes were emplaced at various times during this period. All of these older units were then subjected to the tectonic uplifts and erosion that characterize the break between the lower volcanic complex and the upper volcanic supergroup. The upper volcanic supergroup in the area is represented by the massive rhyolite ash-flow tuffs of the Yerbanis Formation. Locally significant listric normal faulting and tilting has occurred post-rhyolite, as can be seen by the orientation of the massive rhyolite packages of Cerro Yerbanis and surrounding areas.

The most prominent structures in the district are regional faults, trending primarily in ENE and NE directions. The major ore-controlling structures trend N-S +/- 15o to 20o and dip from 60o to nearly vertical; however, most dip to the west with some important exceptions such as the Pastrana. Some important groups such at the veins of the San Miguel Mine become systematically steeper to the west. Much ore was found at vein intersections and along inflections or irregularities along the vein structures. However, in many cases the structural controls for oreshoots have not been discerned. Most of the veins show evidence for pre- and intra-mineral movements, and many show evidence of post-mineral offsets. Most of the faults are normal faults, but some, including the important Roncesvalles Fault, appear to be strike-slip faults with a significant reverse component. It has been suggested (Wilkerson, 1983) that some of the mineralized veins are tension gashes related to these oblique reverse faults.

ZONA MINERALIZADA BATOPILAS
N
TmCgp-Ar
ToTR-Ig
TeBvA-TA
KsTpa(?)A-Ar
ARGI-OXID
Ks(?)Gd-Tn
FALLA EL ARENAL
FALLA CAMUNCHIN
LAS JUNTAS
BATOPILAS
ARGI-SILI
TeqD-Gd
Qhoal
2995000 N
2990000 N
225000 E
230000 E
Casa Colorada Pb-Au(VT-09-SF)
Porfirio Díaz Au(VT-07-OX)
Mina La Pastrana Zn-Au(VT-09-OX)
San Martín Pb-Zn(VT-09-OX)
Mina Nabor Au(VT-04-OX)
Escritorio Zn-Pb(VT-09-SF)
Rosalinda Cu-Zn(BR-07-OX)
El Oroche Pb-Zn(VT-09-OX)
Mina El Caballo Zn-Au(BR-07-SF)
Mina Roncesayes Pb-Zn(BR-07-SF)
La Escondida Zn-Cu(BR-09-OX)
El Camuchin Pb-Zn(VT-09-OX)
Mina Peñasquito Au-Zn(VT-09-OX)
San Antonio Pb-Zn(VT-09-OX)
La Tescamala Zn-Cu(VT-09-OX)
San Agustin Zn-Cu(VT-09-SF)
Palo Verde Zn-Cu(VT-09-SF)
Los Picachos Zn-Pb(VT-09-OX)
Palmas Pb-Au-Ag(VT-09-SF)
Santo Domingo Pb-Zn(VT-09-SF)
San Miguel Zn-Au(VT-09-SF)
La Lumbrera Pb-Zn(VT-09-SF)
La Nevada Ag-Zn(VT-09-SF)
Mina de Ventura Au-Ag-Pb(VT-07-SF)
La Gringa Au(VT-04-OX)
El Hundido Zn-Pb(BR-07-SF)
Mina Manuelon Pb-Zn(VT-09-OX)
San Felix Pb-Zn-Ag(VT-09-SF)
El Tepehuaje Pb-Zn-Au(VT-09-SF)
El Barbuzon Au-Zn-Pb(VT-09-SF)
Batopilas Pb-Ag(VT-09-SF)
Los Correlitos Au-Cu(DS-09-OX)
La Desconocida Au(VT-04-OX)
El Arenal Pb-Cu(VT-09-OX)
EXPLANATION
QUATERNARY
Qhoal Alluvium
TERTIARY
Miocene
TmCgp-Ar Polymictitic conglomerate - arenaceous
Oligocene
ToTR-Ig Rhyolite tuff - ignimbrite
Eocene
TeBvA-TA Andesitic volcanic breccia
UPPER CRETACEOUS - PALEOCENE
KsTpa(?)A-Ar Andesite - arenitic
IGNEOUS INTRUSIVE ROCKS
TeqD-Gd Quartz diorite - granodiorite
Ks(?)Gd-Tn Granodiorite - tonalite
Normal fault
Inferred normal fault
Lineament
Strike and dip of strata
Pseudostratification
Slope
Vertical fracture
Horizontal strata
Fractures
Dike
Mine and/or prospect
Surface disturbance
Strike & dip of vein
Alteration
MAG Silver Corp.
Don Fippi Project
Chihuahua, Mexico
BATOPILAS MINERALIZED ZONE
Figure 7
Date: September 2000
0 400 800 1200 1600 2000
METERS

Figure 7.2 Batopilas District Geology & Mineral Occurrences

from 50,000 scale G13A41

N
El Sauzal
Batopilas
ENE fault zone
NE fault zone
MAG Silver Corp.
Don Fippi Project
Chihuahua, Mexico
BATOPILAS LANDSAT IMAGE
SHOWING FAULT ZONES
Figure 8
Date: August 2006
0
1
2
KILOMETERS

Figure 7.3 Annotated Landsat image of the Batopilas-El Sauzal District

Others (Wisser, undated, unpublished data) felt that the apparent reverse component was minor and that these features were formed by intrusion-doming extension and represent large sigmoid loops where the hangingwall was buttressed and couldn't subside as freely as the central slice. Wisser further hypothesized that the system forms a graben and that south-dipping complements to the Roncesvalles-Todos Santos structures should exist farther to the north. Still others (Goodell, pers. comm) feel that the strike-slip reverse faults are dominantly post-mineral features that have reactivated earlier, ore-containing, normal faults.

In order to try and get a handle on the structural evolution of the Batopilas District and to potentially aid in developing some guidelines for future exploration work, Lagartos contracted Dr. Tony Starling of Telluris Consulting Ltd. based out of Yorkshire, U.K., to do a four-day district field review in June 2004. This was followed up in the spring of 2005 with a study providing a district scale structural interpretation over Lagartos’ complete land holdings based on Aster images, digital orthophotos, 1:20,000 scale conventional color air photos for stereoscopic viewing and DEM models obtained from INEGI. Both of these structural studies were used in the design of the Phase One Drilling program during 2005-2006 and also in laying out the parameters for the airborne geophysical program to be carried out in the near future.

80-60 Ma (?)
N

A. Early Laramide deformation - ENE compression (?)

60-45 Ma (?)

B. Later Laramide anti-clockwise swing in compression direction and development of a major NNE to NE-trending transfer fault zone (Roncesvalles structure)

45-40 Ma (?)

C. Late-Laramide N-S compression - sinistral transpressional reactivation of main fault zone and main stage of porphyry mineralization

28-22 Ma (?)

D. Main stage ENE extension, reactivation of the main fault zone as a sinistral transtensional zone along with NNW listric faults and tilting

Adopted from report by Starling (2004).

MAG Silver Corp.	
Don Fippi Project	
Chihuahua, Mexico	
STRUCTURAL EVOLUTION IN THE BATOPILAS DISTRICT	
Figure 9	Date: August 2006

Figure 7.4 Structural Evolution of the Batopilas District

This type of structural analysis suggests that the late stage tension fractures and normal faults developed from differential slippage along major ENE and NE-trending regional structures (Figure 7.4) should be the primary exploration target. Indeed, these same features preferentially form in the historically productive vein orientations of N-S +/- 15o to 20o. More detailed descriptions of the ore-related structural environment are presented below in the discussion of the individual vein sets.

8.0

Deposit Types

8.1

Regional Deposit Types

Regionally, the Sierra Madre Occidental in the Batopilas area is host to a multitude of epithermal gold-silver vein systems of the style modeled by Buchanan (1981). These veins tend to have restricted vertical ranges for precious metals deposition, and grade downward into base-metal dominated systems. Most are overwhelmingly dominated by massive quartz vein filings and wallrock silicification. The region also hosts lesser numbers of Porphyry Copper Deposits (Wilkerson, 1988; Goodell, 1995), and High-Sulfidation Gold Deposits (Wilkerson, 1988; Chairest and Castaneda, 1997). The latter include El Sauzal, a major gold discovery of the mid-1990. The La Bufa Cu-Au Vein District located 18 to 20km NE of Batopilas also appears to be a high sulfidation system with overt argillic alteration that includes pyrophyllite and intense silicification of structures. The region also hosts two examples of a distinctive style of calcite-native silver veins: Batopilas and Morelos (Wilkerson, 1988; Garcia, 1927).

Mineralization in the Batopilas and Morelos Districts is dominated by crystalline native silver, with virtually no gold. The vein filling is dominantly calcite, but is only present in significant amounts in the ore shoots. They have little or no associated quartz, and silicification is patchy.  In addition, these systems do not appear to be vertically zoned. The base of the Batopilas vein silver zones has apparently never been reached. Grades, metals contents, and mineralogy apparently varied little over the 650 m vertical depth of exploitation (Kreiger, 1935, Wilkerson, 1983; Wilson and Panczner, 1986).  In short, the Batopilas and Morelos deposits appear to be fundamentally different from the typical epithermal veins in the area and should not necessarily be evaluated using the same criteria.

8.2

Batopilas District Deposit Types

There are several deposit types in the immediate Batopilas District -- porphyry copper, base metal veins and silver-calcite veins. Wilkerson et al. (1988) previously interpreted these disparate deposit types to be related in time and space and centred on the Corralitos porphyry copper system; however, MAG’s work in the district is re-examining this earlier interpretation.

The Corralitos porphyry is a quartz-sericite-pyrite altered granodiorite, oxidized to a gossan, with local copper-oxide efflorescences. Quartz-chalcopyrite-molybdenite veinlets can locally be found beneath the iron oxide cap. Surrounding the Corralitos porphyry is a zone of quartz +/- base metal veins of limited economic interest. This zone is in turn flanked by the broad zone of native silver bearing calcite veins that are the focus of this report and MAG’s exploration efforts. There are four major groups of silver veins (Fig. 10): 1. Pastrana and Todos Santos-Roncesvalles Group, 2. San Miguel-Nevada (or San Miguel-Santo Domingo), 3. Caballo-Camuchin, and 4. Descubridora-El Triunfo.  A few showings of quartz-galena-pyrite veins occur peripheral to the native silver zone, but it is not clear that these adequately define a zone.

9.0

Mineralization and Alteration

9.1

Batopilas District Silver Mineralization

Mineralization in the silver zone dominantly occurs in the Pastrana Dacite, but veins are also hosted in the metamorphosed Mezozoic basement rocks, Tahonas Granodiorite and Dolores Microdiorite. Pre-mineral quartz-porphyry and post-intra-mineral basalt dikes in veins are mineralized and locally altered to serpentinite. Mineralization throughout the silver zone overwhelmingly consists of crystallized native silver in calcite gangue. A few Ag, Pb, Zn, As, Cu and Co-bearing sulphides have been reported from these ores (Krieger, 1935), but are of vanishingly small volume. The silver ores were high grade: ranging from the Batopilas Mining Company’s 1880-1913 average direct-smelting grade of 8,000 g/T (257 oz/T) to extremely high-grade pods carrying up to 75% Ag. The Batopilas Mining Company also produced a significant tonnage of “milling ore” grading 265 g/T (8.5 oz/T). Based on historical descriptions, ore shoots typically were 15-80 m long, 0.5-4.6 m wide, (1 m average) and up to 350 m down plunge. Shoots are connected by up to 90 m of barren calcite veinlets, often only 1-3 mm wide. Veins have little filling outside of oreshoots, so they have a very weak surface expression.

Over the period 1880-1914, The Batopilas Mining Company produced an average of 100 tpd of ore: approximately 10 tpd of smelting grade and 90 tpd of milling grade. These figures are averaged over 30 years and it must be remembered that between bonanzas, the mines were in development for months at a time without extracting any significant amounts of ore. When they were in bonanza, daily ore production was several hundred tons per day.

9.2

Specific Vein Systems

There are four major groups of silver veins (Fig. 9.1): 1. Roncesvalles- Todos Santos Group (which includes the Pastrana Vein); 2. San Miguel-Nevada (or San Miguel-Santo Domingo); 3 Caballo-Camuchin;  and 4. Descubridora-El Triunfo.

Pofirio Diaz Tunnel
RV-TS
SMN
CC
DT
Claim Boundary
N

EXPLANATION

- Regional fault/fracture
- Major fault/fracture
- Moderate fault/fracture
- Minor fault/fracture
- Vein (Minera Lagartos data)
- Limit of air photo coverage
- Old silver mines
- RV-TS Roncesvalles-Todos Santos Group
- SMN San Miguel-Nevada Group
- CC Caballo-Carmuchin Group
- DT Descubridora-El Triunfo Group

Old mine locations are shown by red dots on a processed ASTER image that has been analyzed to highlight principal structural fabrics. The four pricipal groups of veins are indicated by the green circles. The Porfirio Diaz Tunnel is projected in the center of the diagram.

MAG Silver Corp.

Don Fippi Project

Chihuahua, Mexico

MAJOR VEIN GROUPS & LOCATIONS OF OLD MINES OF BATOPILAS DISTRICT

Figure 10 — Date: August 2006

0 1 2 3 4 5 KILOMETERS

Figure 9.1  Major Vein Groups in Batopilas District and Location of Old Mines

During the period 1880 through 1903 production records by vein groups show that around 60% of the production came from the Roncesvalles-Todos Santos, 30% came from the San Miguel Area and 10% was produced from throughout the remainder of the district (Southworth, 1905). Once the PDT was completed in the late 1889’s the Roncesvalles-Todos Santos Group became even more important (Shepherd, 1935).

9.2.1

Roncesvalles-Todos Santos (RV-TS Zone West of the River)

The major veins of the TSR trend N-S to N20oE and most are vertical to steeply north dipping as can be seen in a NW –SE oriented section. The important Todos Santos Vein and numerous sub-parallel neighbours are truncated by, or terminate against, the Roncesvalles fault. The Roncesvalles Fault appears to have had oblique reverse strike-slip movement that brought the hangingwall up about 250 m and westward about 160 m. Mineralization in the Roncesvalles is erratic, poddy and brecciated; however long sections show that it was stoped extensively, especially in the upper portions (Brodie, 1909).

Wilkerson (1983) suggested that the ore veins in this area are tension features related to shear development of the Roncesvalles, so that the Roncesvalles was largely closed to the entrance of ore fluids. Alternatively, Wisser (unpublished data) suggested that the Roncesvalles and the other veins form a series of sigmoid loops and that the Roncesvalles was buttressed and held closed preventing entry of ore fluids. He further hypothesized that the TSR is the north-dipping boundary fault of a graben and its south-dipping complement should lie farther to the north. Further, Goodell (pers. comm.) believes that movement on the Roncesvalles is dominantly post mineral and that the mineralization in it was dragged in from the veins that it cut and offset.

Regardless of the structural interpretation of the TSR, the hangingwall of the Roncesvalles Fault is favourable exploration ground that has never been systematically explored prior to MAG’s efforts. The Batopilas Mining Company put in one short crosscut that hit nothing. In 1983, an 80 m crosscut, the “Contrapozo Caliente”, was driven into the hangingwall farther to the west. This effort hit a native silver body which was quickly dispatched. Numerous others have suggested additional exploration of this area near the south end of the Roncesvalles workings, but it has never been done.

The most telling observations that the block of ground west of the Roncesvalles is still highly prospective at depth is the location of numerous small old mines and shallow surface workings including the San Martin (Viejo and Nuevo), Dolores and Caballo Mines. These occurrences are west of the Roncesvalles Fault and its inferred projection to the NNE.

It should also be noted that the Roncesvalles structure was not pursued more than 70 m to the NNE at the PDT level. It remains open to the NNE as well as up and down structure. Once this engineering connection was finally made after 14 years of work under “Boss” Shepherd’s direction, all Batopilas Mining Company efforts were focused to the SSW and on improving communication to higher productive working levels of the Todos Santos, San Roberto and Roncesvalles veins.

9.2.2

 Pastrana Vein (RV-TS Zone West of the River)

The Pastrana vein was the most important producer in the district during the 1700’s until a fatal mine collapse in 1792 shut it down. During its two principal epochs of production, between 1730-1740 and 1779-1792, it is believed to have produced from 20 to 25 million dollars worth of silver (Randolph, 1881a). Documents show that the titles remained valid and in the Le Brun family from around 1858 to at least 1935 (Pastrana prospectus, 1935) and consequently it was never under the control of A.R. Shepherd during the tenure of the Batopilas Mining Company. The Pastrana vein strikes N10oE and dips to the east at around 85o (Randolph, 1881a). It remains open to the north and south and also beneath the Tunnel Le Brun, which lies at an elevation of around 830 meters – still some 200 meters above the Porfirio Diaz Tunnel that crosses below. Preliminary work by Lagartos suggests that the southern extension of the Pastrana vein potentially connects with the Escritorio vein located around 1 km south of the entrance to the tunnel. This hypothesis deserves further testing.

Although there is a small exploratory heading that is called the “Pastrana” located in the PDT at approximately the correct projected location, it appears that no physical connection to the actual Pastrana vein was ever made. Records recovered to date appear to confirm this. Deciding exactly which small cm- to mm-sized calcite veinlet or structure to pursue from 200 m beneath would have been difficult, if not impossible, for Shepherd’s geologists and engineers. Since we know that productive veins often had 90 m or more of relatively barren calcite veining between ore shoots, the exact intersection of the real Pastrana and the PDT is yet to be defined with absolute certainty.

9.2.3

Las Animas Mine Area (RV-TS Zone West of the River)

The Las Animas Mine area is on the northern slopes of Cerro de Los Picachos. These mines were primarily worked during Spanish Colonial times. Based on early 1880’s engineering drawings of the proposed Porfirio Diaz Tunnel and associated underground workings, it is clear that Shepherd planned to extend the underground development approximately 1 km to the north to intersect these productive northern mines at depth. They are located at an elevation 300 m above the Porfirio Diaz Tunnel Level and are presently inaccessible. Detailed geologic mapping is currently underway to try and determine how these structures may relate to productive structures further to the south.

9.2.4

San Miguel-Nevada (SMN Zone East of the River)

The San Miguel-Nevada group is second in importance to the RV-TS group and is characterized by two horsetailing groups of N20oW to N30oE trending veins that intersect towards the southeast. This vein set generally dips to the north and many of these veins are cut off by post-mineral faults. Considerable exploration potential exists across these faults if the relative movement can be established through detailed geological studies. Wisser also considered this zone to have significant potential at depth.

The Santo Domingo Mine is one of the northernmost historic workings of this eastern group of mines. At least 6 or more important N-S veins were intersected in the principal E-W oriented haulage level. These veins are open to the north and at depth. These are some of the same structures exploited in the San Miguel Mine to the south and in fact at several upper levels in the most important veins, such as the Carmen and San Antonio, these two mines actually connected with one another. MAG controls the Santo Domingo and all ground to the north.

The New Nevada Mine produced a good-sized ore pod in the late 70’s and early 80’s from an elliptical “pipe” 15 by 40 m in plan and mined for nearly 100 m vertically. The down dip extension of this orebody was never pursued, reportedly because of the difficulty of underhand stoping. In addition to the possible downward extension of this orebody, there may be potential for additional “virgin” complex structural zones of this type in the area farther south and west towards Cerro San Nestor.

9.2.5

Caballo-Camuchin Group  (CC West part of district)

The Caballo-Camuchin group veins trend respectively from NNW to around N30oE and dip steeply to the north (Figs. 7 and 10). They are less extensively exploited than the RV-TS and SMN vein groups and show much stronger argillic alteration around the veins. Mines reported to have extensive underground workings in this area include the San Antonio de Los Tachos and Cinco de Mayo; however, they are all presently inaccessible. The small El Caballo Mine located in the upper portions of the Arroyo Caballo is the most northeast mine in this group and was first discovered and worked in the mid 1700’s (Wilson and Panczner, 1986). El Caballo has seen minor prospecting activity in the past several years although no significant production has occurred. Several of these more minor occurrences are outside of MAG’s holdings and are only of minor interest.

9.2.6

Descubridora-El Triunfo Group (DT Southwest corner)

The Descubridora-El Triunfo system also trends dominantly N30oE. It is very poorly known and virtually forgotten by explorationists because it lies in the remote southwest corner of the district on Cerro de Tahonitas between the Tahonitas and Simone arroyos (Fig. 3.2). Mines here reportedly produced good silver grades along with some minor copper and other base metals, but not much more is known, other than a minor mention by Randolph (1881b).

9.3

Alteration

The basement metasedimentary and metavolcanic rocks contain a percent or two of diagenetic pyrite which typically weathers into reddish coloured iron-oxide rich soils. These same rocks often develop epidote, especially in metasedimentary sections that may have contained calcareous units and are now nearer to various intrusive contacts. Epidote can also develop along fractures in otherwise relatively fresh-looking intrusive rocks.

Wallrock alteration in the silver zone consists of: 1. Chlorite-actinolite, locally with grey-green argillization and/or pyrite. This is most often spatially associated with silver mineralization; 2. Silicification, locally extending up to 9 m from veins. It is only locally developed adjacent to silver mineralization, so a genetic relationship is unclear; 3. Pyritization, either by itself or in combination with chlorite-actinolite and/or epidote alteration. This affects the Pastrana Dacite most widely, but is also developed in the other intrusions. It appears best developed around the silver veins that lie closer to the Corralitos porphyry zone; and 4. Argillization, best developed in the Camuchin area where it extends up to 15 m from the silver veins. It is important to note that alteration adjacent to the silver bearing calcite veins is generally not well developed and is not really a useful guide in surface mapping.

Some structures in the area are more silicified and contain iron oxide after pyrite and not necessarily calcite with or without associated silver and base metal mineralization. These appear to be an earlier feature, potentially related to the emplacement of the mineralized porphyry at Corralitos. These earlier silica-iron-oxide-rich veins are in some cases, but not all, later reactivated and filled with calcite +/- Ag +/- base metals.

10.0

Exploration

10.1

Historic Exploration.

Historically, exploration at Batopilas consisted of exploring along veins to find mineralization and following structures (even if it was only a few millimetres wide) and waiting for it to blossom out again. Because oreshoots at Batopilas are typically separated by up to 90 m of barren structure, with enough headings new bonanzas were encountered regularly despite the erratic ore distribution.  Over the period 1880-1913, The Batopilas Mining Company averaged of 100 tpd of ore production, but between bonanzas the mines were in development for months at a time without extracting any significant amounts of ore (Shepherd, 1938).

10.2

Minera Los Lagartos Exploration

10.2.1

Data Acquisition and Geologic Mapping

 Minera Los Lagartos began their exploration with a comprehensive literature search and data acquisition phase. The resulting data were compiled, digitized and registered to a common UTM grid (NAD27 Mexico, Zone 13) and elevation model developed from INEGI 1:50,000 topography. These data were synthesized (Sanchez and Lopez, 2001) to define preliminary 2D and 3D target areas. This process highlighted several areas of mismatch that required some surface and underground surveying to resolve.

From the outset it was decided, that to the extent possible, all data on the Batopilas Project would be managed in an industry-standard GIS platform such as ArcGIS and/or MapInfo. MAG decided to obtain its own color aerial photographs to use as a mapping base and in June 2003 contracted Orthoshop to fly the project at both 1:20,000 and 1:5000 scales. Minera Cascabel provided the necessary ground survey control. Uncorrected color photos were printed for stereo-photo work and Orthoshop’s final work product delivered in the fall of 2003 included CD’s with color digital orthophoto control at a 0.5 m pixel resolution.

In October 2003, PhotoSat in Vancouver was contracted to acquire and digitally process a 2-May-2002 ASTER scene for iron-oxide, argillic alteration, silicification/vegetation and standard false color. These layers were included in the GIS, as was processed multi-spectral LandSat data.

The 1:50,000 scale geologic work and sampling published by the Consejo was purchased in a digital format; however, at this scale it has proven of limited utility in directing further work.

In late 2003 MAG selected a focus area in the Roncesvalles-Todos Santos Zone where the lion’s share of past production had occurred and initiated the geologic efforts necessary to design an initial geophysical campaign that started in late April 2004. Geologic mapping and reconnaissance sampling was done on color orthophoto field sheets printed  at a 1:2000 scale with superimposed topographic lines and a 100 m UTM grid. Geologists locate samples and mapping data points with hand held GPS units and collect field data on acetate overlays to the field sheets. These data are transferred to hand-crafted master sheets and subsequently digitized in a manner useable in the GIS. To date around 10 km2, or roughly 25% of the entire 8 km by 5 km Don Fippi claim block has been mapped in this detailed, systematic manner and the program is ongoing. One of the goals of this approach is to get hard GPS coordinates on the entire surface mine and tunnel openings that can be located in the field and systematically integrate these data into the GIS.

The old historic literature is often a confusing list of several hundred mine names and locations, none of which are located on maps of high enough quality to digitize (Wilson and Panczner, 1986). It is quite common that 5 or more different old “mines” are really just different entrances, levels and/or openings on the same geologic vein or structure. On the other hand, one crosscutting development tunnel with one official mine name may intersect 15 or more veins each with its’ own unique name as is the case at the San Miguel Mine (Randolph, 1879). While these individual veins were worked from the surface long ago they were each different mines with their own unique name. All of this sorts itself out fairly quickly in a spatial database once the prospects and old mines start lining up. Once these prospects start overlapping, the geometric relationships of the various potentially productive structures can begin to come into focus.

Limited underground mapping and targeted calcite vein and veinlet sampling was also done in the Porfirio Diaz Tunnel and Roncesvalles Fault Zone on the PDT level. There are literally more than 100 km of mine workings in the district if you consider all of the levels in all of the old mines. Mapping them all would be costly, time consuming and not particularly helpful from an exploration perspective. It was never MAG’s intention to reinitiate production from the old veins or rob pillars that still may be standing on some levels. The goal is to find new, relatively “virgin” mineralized veins and structures of the same large mine scale that were successfully exploited in the past. The sole purpose of working underground is to get a feel for the size, scale, geometry and structural characteristics of the historic veins and ore shoots. Access to the different veins across the district is also useful for building a geochemical database of trace element data that may or may not be associated with the silver mineralization

10.2.2

Geochemistry

Wilkerson (1983) reports some lithogeochemistry from his underground mapping work. He obtained significant silver grades in several places, but nothing approaching the historic grades. This is not surprising given the bonanza grades of good ores and the years of “high-grading” the district has endured. Prior to Minera Largotos’ work surface based sampling was limited to a few grab samples of what was interpreted as the Peñasquito “breccia” taken by Dr. Philip C. Goodell of UTEP, and wide-spaced regional stream sediment geochemistry and character rock-chip sampling from various mines and dumps performed in the process of the 1999-2000 Consejo de Resoursos Minerals (COREMI) mapping project.

Geochemical studies by MAG have varied in scale and approach from reconnaissance work to systematic and comprehensive studies and were conducted to address a number of objectives. They fall into the following categories:

1) A 50 m by 50 m grid rock chip sampling program covering an area roughly 700 meters on a side targeting one of Dr. Goodell’s red-stained “breccias” high up on the southern flank of Cerro Los Picachos where preliminary data suggested that it might be anomalous in gold. In June 2003, a total of fifteen samples were collected from two separate areas to verify these previous studies. From one of these red stained zones, three samples out of a total of 8 contained in excess of 0.2 ppm Au and three of the remaining 5 contained in excess of 0.1 ppm. This led to the mini grid survey program in the fall of 2003 of roughly 200 samples. Sample locations were determined with hand-held GPS units. Rock chip samples were collected near predetermined grid-nodes either from outcrop, subcrop or from colluvial material in areas with very poorly developed soil on steep slopes up to 40o. The results of this program were negative and it was quickly determined that bulk-mineable Au would not be a viable target type on the Don Fippi concession.

2) Calcite and quartz vein “character” samples from mineralized veins were collected in mines throughout the district both from underground and on the surface. There were two stages exploration, one in mid-2003 and a second 21 sample program in mid-2005 specifically designed to try and establish the trace-element characteristics of calcite veins and veinlets having different fluorescence characteristics that were noticed during underground mapping work.

3) Random rock-chip sampling of surface veins and structures done as a matter of course during regional and detailed mapping starting in 2003. These data have been re-visited in light of the trace element studies of calcite veinlets during Phase One drilling. This approach is being intensified in several drainages in the Arroyo de Las Minas area in preparation of designing the 2006-2007 drilling program.

4) Systematic underground vein and veinlet sampling in the PDT and Roncesvalles Fault Zone including the Contrapozo Caliente area west of the RFZ. A similar program was conducted in mid-2006 in the Pastrana Vein and fault zone exposed in the back of the newly opened Tunnel Le Brun. A blockage is presently being cleared in the Tunnel Le Brun to extend this work the entire length of the accessible workings.

5) A comprehensive stream sediment sampling program over the entire 40 km2 claim block was initiated in May 2006 after the drilling was completed. Unique multi-element characteristics of productive Batopilas-style veins and structures that were clearly defined during the drill program are the impetus behind this approach. The program is ongoing and results are pending.

6) Detailed studies of calcite veinlets intersected during the Phase One Drilling were started. All zones where calcite veinlets were developed, even if these were only sections containing mm-thin veinlets, were systematically sampled and analysed for Ag and a broad array of trace elements. Over 900 unique intervals were analysed and provide a superb statistical base to define what trace elements are most closely associated with Ag.

In summary, the geochemical studies at the Don Fippi Project to date have led to the conclusion that the geochemical suite most characteristic of the main silver-stage of mineralization at Batopilas is Ag, As, Sb, Mo +/- Co, Ni and the absolute absence of Au. The base metals Zn, Pb and locally Cu may, but do not necessarily occur along with the silver. Since there are calcite veins present containing copious Pb and Zn without significantly high Ag, As or Mo it is not clear that the Pb and Zn stage doesn’t simply represent a different part of the paragenesis and is naturally separated in time and/or space.

Identifying As and Mo as the strongest indicators of the main Ag event have aided geochemical exploration tremendously and are being systematically applied by Minera Lagartos from this point forward. Increasing their understanding of the trace element characteristics of the different styles of veining in the district in order to increase exploration efficiency is one of MAG’s ongoing exploration goals. This is being pursued on a number of different fronts. For example, observations of the range and variety of strong fluorescence characteristics of different calcite veins while mapping and sampling underground is now being re-evaluated in light of the different trace element data obtained through these various veinlet sampling programs.

10.2.3

Geophysics

The higher grade Batopilas orebodies are comprised of essentially wads, wires and “nails” of native silver hosted in calcite. Metallic silver is by far one of the most conductive naturally occurring minerals. The concept was behind applying electrical exploration approaches in an effort to locate Batopilas-style mineralization was driven by the fact that the unique mineralogy of these ore shoots might be detectable as isolated extremely conductive anomalies in a background of very resistive host material.

To a first approximation this hypothesis is born out by the fact that simple hand held metal detectors have absolutely no problem “seeing” exposed small wires of native silver typical of certain Batopilas calcite veins. These devices work by generating a local electro-magnetic (EM) field around the detector plate that is “perturbed” when passed over a conductive item such as a metal coin, nail or piece of metal trash like a beer can or bailing wire. Local prospectors have long been successful picking dumps and working the alluvial gravels along the rivers and streams for pieces of native silver ranging in size from fractions of a gram to several kilos. Minera Los Lagartos purchased two metal detectors early in 2003 and has used them since in underground mapping and sampling programs as well as reconnaissance of prospects found during the course of routine mapping.

Minera Los Lagartos S. A. de C.V. contracted Zone Engineering & Reseach Organization, Inc. based out of Tucson, Arizona to undertake two separate Natural Source Audio-Frequency Magnetotelluric (NSAMT) field programs at Batopilas. NSAMT data were collected with the objective of electrically imaging geologic contacts from the surface to depths of 500 meters or more. Cagniard resistivities ranged from less than 10 to over 10,000 ohmmeters on this project.

The first job, Batopilas I (#0431), was laid out for reconnaissance along selected arroyos throughout the Don Fippi claim and relatively flat side hill traverses subparallel to the preferred vein orientation in areas of interest. It ran from late May to early June in 2004. The same method was also used underground in the Porfirio Diaz Tunnel and Roncesvalles Fault Zone, the Peñasquito level of the Todos Santos Vein as well as the Santo Domingo adit and La Nevada Tunnel on the East side of the river. A second electrical approach involved collecting 3-Axis Transient Electro-Magnetic (TEM) data underground along open galleries located at two different elevations (Penasquito at ~880m and PDT at ~660m) directly below a fixed-loop transmitter laid out on the surface.

The 2005 Zonge program, Batopilas II (#0526), was carried out during the month of April and was designed as a follow up and infill to portions of the initial surface NSAMT work. Five additional parallel NNE-SSW trending lines were collected with 25m dipole spacing and integrated with three lines from the initial program. This gave rise to an 8 line grid covering an area roughly 400 m by 700 m with NSAMT lines separated around 50 m from adjacent lines. This detailed coverage allowed horizontal slices to be mapped at different elevations and greatly aided defining targets west of the Roncesvalles fault and north of the westward projection of the PDT that could be tested from the surface by Phase One drilling.

Zonge’s data processing was done using both 1D and 2D smoothed models and also a third SCS2D method which was a modified 1D model designed to bring out more “character” within a given 1D anomaly and provide for better depth precision (Fig. 9.2). Drilling in this area led to the best intercepts encountered in the Phase One Program including the multiple intercepts of the newly discovered blind Don Juan Vein.

In conclusion it is fair to say that several NSAMT anomalies that were drilled were not satisfactorily explained by the core results, and several of the best mineralized intercepts were not precisely spatially coincident with where the geophysical anomaly was projected to occur on that particular drill section. Because of the relatively high costs of collecting NSAMT data in this topographically challenging terrain, Lagartos has concluded that other geophysical methods will evaluated prior to the 2006-2007 drill season. The Don Juan vein intersections that have been drilled to date are comprised largely of acanthite, an Ag-sulphide that is not particularly susceptible to electrical geophysical methods. However, when a new ore shoot of native silver is eventually encountered, a well constrained orientation study to judge its’ response to NSAMT is definitely warranted.

Figure 10.1 NSAMT slice at 900 m with projected holes.

N30E
S30W
1D from SCS2D
(Note: Image is "flipped")
Vertical scale (meters)
200
100
0
0
100
Approximate horizontal scale (meters)

Batopilas Line TT
S30W
N30E
638 612 588 562 538 512 488 462 438 412 388 362 338 312 288 262 138 112 88 62 38 12
Elevation (m)
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
398
1585
6310
25
100
1D Smooth Model

Comparison of 1D Smooth Model vs Single Point Depth Model.

Note higher spatial resolution of anomalies

MAG Silver Corp.	
Don Fippi Project	
Chihuahua, Mexico	
BATOPILAS 1D MODELS	
Figure 12	Date: August 2006

 Figure 10.2 Comparison of 1D Smooth and SC2SD Modelling.

10.2.4

 Environmental Surveys

Old workings and prospect pits dot the surface of the property. Most dumps, and all tailings were originally deposited on the banks of the Rio Batopilas, and 80 years of flooding have long since carried them away.

No environmental surveys have been done in the district by Minera Los Lagartos apart from those done in conjunction with the standard “Informe Prevento” necessary prior to drilling (Minera Los Lagartos, 2005).

At present there are no environmental problems that were identified on the site visit. If a production decision is reached, then a definitive program will be carried out to evaluate the entire district for potential problems.

11.0

Drilling

 No surface drilling had been done within Don Fippi proper until the fall of 2005 but limited underground diamond drilling was attempted in local areas over the years. Most of this was probably production-oriented, but the results of these programs are unknown. The only known prior surface drilling in the immediate district is the 1996-1997 Phelps Dodge-Francisco Gold Joint-Venture exploration of the Corralitos porphyry for Cu and Au. Specific results are unknown, but the property had been abandoned prior to its recent acquisition as part of Exmin Resources large regional concession. Properties in the general area that have been drilled in the past include the El Sauzal Gold Mine about 12 km to the WSW and the Cerro Colorado Gold Prospect around 10 km to the North.

MAG’s Phase One drilling at the Batopilas project was initiated in November 2005 and completed in early April 2006. The program was comprised of 12 holes totalling approximately 3025 meters (Fig. 11.1).

The first seven holes focused in the area of detailed NSAMT geophysics over an area of metasomatically altered Juro-Cretaceous meta-volcanic and meta-sedimentary rocks northwest of any significant past production. There are two target areas within this zone. Five holes tested a well-defined NSAMT low resistivity zone and two holes targeted a NW trending structure hosting the San Martin Nuevo adit, a minor prospect heading containing native silver that was identified and briefly worked on in the early 1970’s.

The second hole, BA05-02, intercepted 1.7 ms of 2357 g/T Ag (75.8 oz/T) as well as a second 1.7 m intercept further down the hole containing 132 g/T Ag (4.2 oz/T). The down-dip piercing point in BA06-05 encountered 1.8 m of 118 g/T Ag (3.8 oz/T) forty meters below the high-grade intercept. The initial on-strike piercing point in BA06-06 is located 40 m to the NNW and encountered 3.0 m of 27 g/T (0.9 oz/T). Around 105 meters further NNW another intercept was

Table 11.1 Summary of Phase One Drilling

recognizable as an anomalous interval 1.7 m in width containing 17 g/T Ag. All four intercepts define a coherent N07oW striking, 78o SW dipping vein geometry that shows a distinct geochemical signature containing Ag along with very highly anomalous As and Mo as well as strongly anomalous Pb, Zn and weakly anomalous Co and Ni.

This mineralized zone has been named the “Don Juan” vein and was discovered while testing NSAMT geophysical targets. This zone has not been tested to the SSE and remains open along strike in both directions and at depth. It will be further evaluated during Phase Two drilling expected to start in the fall. The Don Juan zone is broadly coincident with the western limit of a well-defined NSAMT geophysical anomaly and provides indirect evidence to support using this same approach in other areas. However, as previously mentioned more detailed orientation work will be required to refine this geophysical technique.

Two holes, BA05-03 and BA06-04 were designed to test the area around and beneath the San Martin Nuevo workings. These showed multiple intercepts of the signature Batopilas chemistry of Ag-As-Mo-Pb-Zn; however, the best intercepts encountered in this area were around 1.0 meter zones in the 11 to 40 g/T Ag range, or roughly 0.4 to 1.3 oz/T. This is consistent with the “poddy” nature of high-grade Batopilas ore and the erratic nature of the drilling. It is encouraging to recognize the signature geochemistry within a permissive structural fabric; however, more detailed work will be required in this area to constrain the geometry of these mineralized zones.

San Martin
Mine Area
Don Juan
Zone
05-3
06-4
06-7
06-6
05-2
06-5
05-1
Pastrana Vein Area
06-8
06-9, 12, 11
06-10
Projection of PDT
Y
N

Plan projections of Phase One drilling are shown relative to the location of the Porfirio Diaz Tunnel (PDT) at depth and the 900 m elevation slice of the 1D modeled NSAMT. Drainage pattern shows the headwaters of the Arroyo de Las Minas. Green stars indicate the locations of old workings. Twenty-meter contour lines are in black and magenta lines indicate real or inferred structures.

MAG Silver Corp.	
Don Fippi Project	
Chihuahua, Mexico	
GIS SCREEN GRAB OF PHASE ONE DRILLING PROGRAM	
Figure 13	Date: August 2006
0 100 200 METERS (Approximate)

Figure 11.1 GIS Screen Grab of Phase One Drill Program

TABLE 4. DRILL HIGHLIGHTS

Hole Number	From / To	Width (meters)	Ag (ppm)	Ag (ounces)	Target Zone
BA05-01	252.4 to 252.9	0.5	62.1	2.0	unknown ?
BA05-02	53.71 to 55.41	1.7	2357	75.8	Don Juan
(same)	70.86 to 72.56	1.7	131.6	4.2	unknown ?
BA05-03	47.80 to 48.80	1.0	27.4	0.9	San Martin Nuevo
(same)	64.40 to 64.70	0.3	37.1	1.1	
(same)	242.7 to 243.5	0.8	12.7	0.4	
BA06-04	86.4 to 86.9	0.5	40.3	1.3	San Martin Nuevo
BA06-05	57.35 to 57.55	0.20	93.6	3.0	unknown ?
	85.42 to 87.22	1.80	117.9	3.8	Don Juan
	137.3 to 137.8	0.50	16.7	0.5	unknown
BA06-06	129.5 to 132.5	3.0	26.6	0.9	Don Juan NNW
BA06-07	177.4 to179.1	1.7	16.8	0.5	Don Juan NNW
BA06-08	Several zones	< 1.0 m	< 5	tr	
BA06-09	Several zones	< 1.0 m	< 7	tr	
BA06-10	89.7 to 89.4	0.7	46.5	1.5	Pastrana
BA06-11	5.6 to 6.8	1.2	15.6	0.5	unknown ?
	32.7 to 33.4	0.7	15.0	0.5	unknown ?
	102.8 to 104.8	2.0	3.5	0.1	Pastrana
BA06-12	77.3 to 79.4	2.1	11.1	0.3	Pastrana

Table 11.2 Phase One Drilling Highlights

The last five holes BA06-08 through BA06-012 focused on constraining the Pastrana Vein geometry and beginning to evaluate this historic past producing structure beyond and beneath its’ historically productive zones. A vertical two hundred and fifty meters of elevation exist above the Porfirio Diaz Tunnel and beneath the lowermost significant workings known to be located on the Pastrana. Drilling to date has identified the Pastrana structure in several holes that confirm the NNW-trending steeply east-dipping geometry mentioned in reports dating from the 1880’s. Whereas sampling on the Pastrana only resulted in relatively small zones in the 0.3 to 1.5 oz/T range, the structure could be readily identified in the core allowing its’ geometry to be constrained.

12.0

Field Sampling Methods and Approach:

Several systematic rock chip sampling programs have been designed and conducted between 2003 and the writing of this report. Geochemical sampling of various sorts will continue to be an important exploration tool at Batopilas.

Rock chip sampling is done either systematically in measured channel samples or in rock chips from outcrop. All samples are individually collected in bags, tagged and marked in the field. Sample notes and location data from hand-held GPS units are stored on custom designed Minera Cascabel field cards kept at the job site for a permanent record. Hand trenching has been used in several locations in order to try to define vein extensions and projections as they go out under colluvial cover.

Stream sediment sampling is being carried out in the following manner. At any given location a lot of material is collected from numerous depositional sites in the stream and hand-sieved on site through standard stainless steel sieves to end up with between 6 to 8 kg of -12 mesh (coarse sand-sized) material. This is returned to the warehouse and run through a riffle splitter with 1” openings to provide a representative split that can be further screened to -80 mesh in order to ultimately provide around 250 to 350 grams of -80 mesh material that can be sent to the lab. The largest part of the sample is stored. Based on positive results, for interesting samples deserving further attention, the remaining large bag of leftover material stored in the warehouse can be panned to provide a heavy mineral concentrate. This iterative approach takes the potential “nugget effect’ native silver may have on small samples into account. It also avoids the labour involved in panning 100% of the samples collected. A two-step approach also allows for targeted panning of samples for native Ag that may only show anomalous trace element signatures in the -80 mesh material. Results are pending.

As yet systematic soil sampling or Mobile Metal Ion techniques in areas of transported overburden have not been used at Batopilas.

13.0

  Sample Preparation, Analyses and Security:

By far the most comprehensive and best-controlled geochemical sampling was done as part of the 2005-2006 Phase One drilling. A total of 900 unique sample intervals from drill core were analysed with 32-element ICP by CHEMEX Labs in Vancouver. On an as-needed basis over limit results for Pb, Ag and Zn were addressed by aqua-regia digestion followed by atomic absorption. For extreme high grade silver samples and where native silver was visible, a specific method designed for mineral concentrates was used. Both NQ and BQ drill core was measured and marked prior to sawing with a diamond bladed core saw. Half cores were stored in core boxes and the remaining half cores were bagged, tagged and submitted to the lab along with duplicates, blanks and standards that were regularly inserted into the sampling sequence.

All samples are individually bagged in plastic bags that are sealed at the sample collection site and then collectively stored in sealed “rice-sack” type bags in a warehouse in Batopilas that also serves as the core storage facility. Samples remain under Minera Cascabel’s complete control until such time they are driven by Cascabel personnel directly to the CHEMEX sample prep facilities either in Chihuahua City, Chihuahua or Hermosillo, Sonora and turned over to designated laboratory staff. This level of security applies to all types of geochemical samples, drill core, rock chip, stream sediment etc.

Duplicates were constructed by sawing individual “half-core” samples lengthwise into “quarter-cores” and assigning unique sample numbers to each sample so the laboratory was unaware that any given sample was being duplicated. A total of 83 duplicates were made from 900 unique drill intervals. This is approximately a 9 percent duplication rate. Whereas some inherent variability is to be expected at this level, correlations are generally very good and results confirm that the sample collection and analytical approaches that MAG is using for their drilling are well within expected norms. Figure 12.1 shows the results for silver where core duplicate samples are generally within +/- 30 to 40% in samples with values ranging from around 1 to 13 ppm.

Figure 13.1 Core Sample Duplicate Analyses Plot for Ag

Blank samples consisted of un-mineralized limestone core from another MAG exploration project closer to Chihuahua City. It was sawed, crushed and prepared just like any normal core sample. Before receiving the limestone core, early on some blanks were made of local field samples of homogenous-looking, sterile Dolores quartz diorite obtained from rounded boulders in the Rio Batopilas. A total of 85 blanks were inserted in 900 unique sample intervals which represents around one blank for every ten samples. All but two of these blanks returned values within the expected ranges. These anomalous results were interpreted as lab sample preparation errors and addressed with the laboratory staff accordingly.

An in-house “standard” 11-C was used and consisted of coarse-crushed reject material from the Carlin Mine in Nevada. This material was rolled and blended to provide as homogenous a sample as possible and then split into hundreds of bags containing around 250 grams each. This material still needs to be run through a pulveriser in the lab’s sample prep facility. Repeated analyses over the years has provided a robust statistical basis for defining the “average value” for any element and expected standard deviation from that value. Results of this independent monitoring program are well within expected ranges and suggest that the results reported by the lab are indeed representative of the material being delivered.

All excess pulps and rejects are recovered from the sample preparation facilities of Chemex and returned to Batopilas to be systematically stored in the warehouse or core shed for future reference.

14.0

Data Verification

During this second site visit, twenty-five samples were selected to cover a range of Ag results from over 100 ppm to less than 1.0 ppm and representing drill holes from all three areas evaluated during the Phase One Drilling. The sample coarse rejects were located in Largartos’ core storage facility and sent in to CHEMEX Labs in Chihuahua City for re-analysis. Samples were collectively bagged into a “rice sack”, then sealed and kept under the control of the author until personally delivered to the laboratory. A copy of the certificate for these analyses and the results are included in Appendix A.

These check assays involved constructing a second pulp from this coarse reject and re-analysing it with the same methods used previously. Two or three samples plot radically off the curve and are probably a result of the fact that the silver at Batopilas is largely in native form and therefore subject to “nugget effects” inherent in small sample sizes. For an ICP analyses only milligrams of samples are digested, making this an especially precarious comparison. In general, for samples with silver values in excess of around 4 or 5 ppm, a re-analysis gives repeat results within around +/- 25% to 35% from the original. This kind of precision is adequate for exploration work, especially if more elements than just silver are being considered. For grade control work, a fire assay approach using two assay tonne samples and metallic screening if necessary would be advisable.

The same comparison of duplicate analyses for As shows a strong correlation up through several thousands of ppm. Only one sample plotted significantly off the curve. This was where sample 45688 that had previously returned 374 ppm returned a re-analysis value of only 42 ppm.

Figure 14.1 Check Assay Plot for Silver

Figure 14.2 Check Assay Plot for Arsenic

When looking at duplicate analyses done specifically for this report over a range of elements, a few samples such as 45688 and 45915 stand out (Appendix A). This suggests that an additional possible error must also be considered that is unique to this study. During the original processing of the samples, there exists the possibility that CHEMEX Labs mishandled the coarse reject material and mixed up samples numbers at this step. Original pulps would have to be re-analyzed to exclude this possibility. This is not considered warranted at this time.

 In summary, the current check assay study confirms that MAG’s prior results are indeed representative and the internal duplicate, blank and standard protocols MAG has implemented during their drilling program are well above industry requirements. The chain of control was determined to be adequate and the access to the locked core storage facilities can be controlled in a reasonable manner.

15.0

Adjacent properties

The Batopilas District is surrounded by mineralization of varying types on all sides, but none are related to the same geologic model as is Batopilas. The Corralitos Copper Porphyry prospect (Fig. 6.2) lies immediately to the south and is clearly visible through the overt iron oxide and argillic alteration that can readily be detected in satellite imagery (Fig 6.3). It was held by Francisco Gold via their “Minas de Pimeria Alta” subsidiary in 1996-1998 and was subsequently abandoned after an unsuccessful drilling program in joint venture with Phelps Dodge. It presently is part of a regional exploration claim recently filed by Exmin Resources Ltd. The Cerro Colorado Gold-Silica property lies 10 kilometres north of Batopilas. This deposit was exploited during the late 1800’s and early part of this century and most recently explored by Francisco Gold in the 1990’s with subsequent work by Industrias Peñoles. Extensive sampling and limited drilling accompanied these unsuccessful programs at Cerro Colorado. This property is also now part of Exmin’s portfolio of properties in this part of the Sierra Madre.

The closest important mineralization to the Batopilas area is the “El Sauzal” Gold Deposit now in production by Glamis Gold Ltd, located about 15 km WSW (Figs 3.2 and 5.1).

16.0

Metallurgical Testwork

  No metallurgical studies have been undertaken. Historically, silver was recovered through stamp mills and gravity or amalgamation (Brodie, 1909, Shepherd, 1935).

17.0

Mineral Resource and Mineral Reserve Estimates

The property remains at an early exploration stage. No data have yet been generated from which to estimate reserves.

18.0

Other Relevant Data and Information

There is no other relevant data or information.

19.0

Interpretation and Conclusions

The silver mineralization of the Batopilas District occurs as pods of crystalline native silver irregularly distributed along persistent structures over a vertical distance of over 700m. Few other metals are present and the gangue is almost exclusively calcite. These features are distinct from the typical epithermal vein deposits of the region, which are characterized by polymetallic, vertically limited and zoned orebodies hosted in quartz-rich veins. The differences are substantial enough to indicate that the Batopilas district must be explored from the perspective of its distinct characteristics. MAG is developing a set of geological, geochemical and geophysical criteria suited for this task through their ongoing work in the area.

The district history indicates that more mineralization remains to be discovered at Batopilas (Wilkerson and others, 1988). However, modern mining realities will not support mining without an adequate reserve inventory, which opens the question of whether it is possible to find Batopilas style orebodies efficiently through application of modern exploration concepts and technology. The following combine to suggest that this should be possible;

1.

The district has seen little modern geologic investigation or exploration, and what has been done did not include the type of detailed structural analysis that is required for exploring complex vein systems. Good surface and underground access facilitates gathering the needed data. It is interesting to reflect that back in the “Shepherd Era” during the 1880’s to around 1914, airplanes were just being invented and aerial photography didn’t exist, let alone satellites, geophysics and precision data management through GIS.

2.

The fractionated claim situation impeded district-scale exploration thinking and application of specific exploration concepts outside of limited areas. The consolidated Minera Los Lagartos land package obviates this problem.

3.

The native silver ores and certain alteration styles should be strong conductors to modern electrical geophysical techniques.

4.

Studies to date have identified a signature geochemical association that can be used pro-actively from this point forward and to re-evaluate data collected earlier in the program.

5.

Modern mining technology will allow affordable deep mining.

19.1

Major Targets

MAG’s work to date has defined a number of major targets which will be the focus of current exploration efforts.

19.1.1.

West and north of the Roncesvalles Fault. Prior to the work by MAG, this area has never been explored in detail except for a barren 25 m crosscut and an 80 m crosscut on the PDT level which hit high-grade Ag in the Contrapozo Caliente. As discussed above, this entire hangingwall area has excellent exploration potential for additional virgin veins from the surface to depth. This was borne out by MAG’s success in discovery of the previously unknown Don Juan vein during the Phase One Drilling Program. The Don Juan is open at depth and in both directions along strike and will be expanded during the upcoming Phase Two Drilling Program.

19.1.2.

The area west of the Todos Santos vein and east of the Roncesvalles Fault that is essentially an under explored “wedge” of highly prospective ground that may host numerous hanging wall splits off the Todos Santos. This large rock volume has only been cut by a total of four crosscuts, two on the PDT level and two on the Peñasquito level. A figure from Brodie (1909) shows at least five minor veins that were worked from the surface prior to 1920: Buenos Aires, Entre Puntas, Veta de la Entrada, Buena Esperanza and Veta Negra; however, the lowermost points on all five of these veins are still significantly above the Peñasquito level. This means that upwards of 250 meters vertical and a minimum of 300 m along strike south of where the Todos Santos vein intersects the Roncesvalles fault zone is open for exploration. An underground 3D survey program is planned prior to the upcoming drilling program. This will allow for fans of holes across this “wedge”.

19.1.3.

The Pastrana Vein to the north and at depth beneath the Tunnel Le Brun and also south towards the Escritorio Mine. The lowermost workings on the Pastrana vein are at around an elevation of 830 m, still 200 meters vertically above the Porfirio Diaz Tunnel. The vein is open to the north as well as to the south. This program will be best executed by precisely tracing the Pastrana vein to the south with surface drilling to determine exactly where it crosses the Porfiro Diaz Tunnel. Prior efforts to pick up the Pastrana vein in the PDT could at best be called “educated guesses” because knowing exactly which veinlet to chase among a myriad of choices without stringent geometric constraints would be very difficult if not impossible.

19.1.4.

The San Martin Nuevo Mine and the arroyo to the NNW. Holes BA05-03 and BA05-04 picked up good multi-element geochemical signatures below the projection of the San Martin Nuevo mine. Reconnaissance field mapping up the arroyo to the NNW shows a strong structure with localized minor calcite veinlets that are strongly anomalous in As, Mo and have several grams of Ag. More detailed calcite veinet sampling in the arroyos at the headwaters of the Arroyo de Las Minas is being programmed to more precisely plan follow-up drilling in this zone.

19.1.5.

The Animas Vein Group located on the north side of Cerro Los Picachos and is possibly the extension of the Pastrana system to the NNE. Detailed mapping and reconnaissance sampling will have to be done prior to drilling in this area; however, historically this was an important producer that didn’t receive much attention during the Shepherd era because it was logistically removed from the underground and surface infrastructure he had developed.

19.1.6.

Extensions, at depth, of the historic mine workings which were being mined in 1914 when the water pumps were shut off and working ceased. This includes the deep portions of the Todos Santos-Roncesvalles Group and the San Miguel Group. Based on geologic and geochemical data indicating that Batopilas is not a typical epithermal vein system, including the overall vertical extent of mineralization (>700m), there is reason to believe that ores should continue below these areas. Their existence should be easy to test and readily produced if the mines aren't too badly caved. Developing the infrastructure for this underground exploration is a medium term goal for Lagartos.

19.1.7.

Targets in the easternmost San Miguel Group where veins are cut off by post-mineral faults. The Batopilas Mining Company was apparently in the process of pursuing these targets when the Revolution started. These can be tested by driving the Santo Domingo Adit farther to the east or by seeking them from surface. Tracing the historic past producers such as the Veta Grande, Carmen and San Antonio to the north is also strongly recommended. Preliminary geophysics has been done in this area to start this evaluation.

19.1.8.

N-NE-Trending calcite (+/- native silver?) veinlets intersected in the Porfirio Diaz Tunnel and other underground workings. The known mineralized veins pinch down to 1-3 mm of calcite between oreshoots and there are a number of narrow calcite veinlets exposed in the underground workings. The major cross-cut tunnels (PDT, San Miguel Adit, Santo Domingo Adit, and Nevada Adit) intersect many such veinlets that have never been traced. Trace element chemistry, fluorescent characteristics and a number of other methods are being researched as tools to prioritize these veinlets.

19.2

Secondary Targets

19.2.1.

The New Nevada structural intersection between the road level and bottom of mined zone. The mined portion was an elliptical “pipe” 15 by 40 m in plan and mined for nearly 100m vertically from above. The down dip extension of the orebody was never pursued because of the necessity of underhand stoping. This body was locally rich enough that it ought to respond well to electrical geophysical methods.

19.2.2.

The El Caballo Mine is a small historic mine and prospect located several kilometres up the arroyo Caballo towards the western part of the Don Fippi Project Area. Mineralization on this small concession is the typical Ag calcite vein type with associated galena and sphalerite. At this point El Caballo is west of the primary focus area.

19.2.3.

The Camuchin Mine was producing small amounts of good grade ore associated with abundant pyrite and argillization in 1997, but is shut down now.  The abundant pyrite and argillization is slightly different than the typical Ag-calcite veins elsewhere in the district, but this area should respond well to geophysics.

19.2.4.

Prospects and mines high up on Cerro Nestor south and east of the river. This area has not received much attention to date largely because of the logistical difficulty of working this very steep terrain. As ideas develop and exploration efficiency increases, taking a hard look at this area will be warranted. Stream sediments are pending and regional geophysics is planned for this fall.

20.0

Recommendations

The high-grade bonanza ores should remain the primary exploration focus of exploration with the reasonable expectation that significant amounts of low-grade (250 g/T Ag) ores will be found. Geological, geochemical and geophysical techniques are being used to develop approaches that can be used to find ore shoots.

MAG’s systematic multi-disciplinary approach clearly recognizes the benefits of talking the long-term view to address a complex exploration problem. They should continue with their programs, which focus in on areas with a high probability of success and simultaneously look at the “bigger picture” of the entire

3500 hectare plus land package. This should include regional stream sediment geochemistry and airborne geophysics.

Because there are no ongoing property payments or work commitments due and the annual cost of holding the land is inconsequential, MAG’s step-by-step approach that combines science and operational experience on the ground gives the highest probability of success in the long term. Testing a variety of geological, geochemical and geophysical targets with relatively short-hole phased drilling programs will allow for a refinement of which approaches work best. These can then be applied throughout the entire land package.

21.0

Recommended Work Program and General Budget

In general, the proposed exploration program has always maintained its’ principal goal of determining whether and how new geologic information gathering, modern remote sensing techniques and spatial data management can help locate and explore for blind high-grade native silver pods. The old “stope and hope” approach should not be necessary if these approaches can be adequately defined, although some of the targets mentioned above could be tested by direct heading regardless of the geophysical results.

The 2006-2007 field priorities are:

21.1

Accurately locate as many old workings as possible with GPS and underground surveying for integration into a district-scale GIS database. This includes surveying of the PDT and workings in the Todos Santos and Roncesvalles veins, rehabilitation of the Tunnel Le Brun and surveying accessible workings.

21.2

Continue with detailed surface mapping and sampling and data integration into a project GIS database – especially to the west towards Arroyo Dolores and north the Las Animas Mine Area.

21.3

Take the knowledge gained from detailed trace element geochemistry collected from Phase One drilling and apply it to more detailed veinlet mapping and sampling in prospective arroyos defined through stream sediment sampling and district-scale detailed mapping.

21.4

Integrate regional airborne geophysics and recent district-scale structural studies into the GIS.

This proposed program should result in definition and refinement of major exploration targets in the district. These should then be tested with Phase One drilling in the winter of 2006 and spring of 2007.

21.1

Phase 1 Exploration Budget Summary 12 months July to July ’06-‘07

A.

Logistics:  Miscellaneous support  expenses and

equipment.

    $    28,000

B.

Rent:  Houses and office in Batopilas, core shed,

satellite internet access and communication.

    $    35,000

C.

Drilling Direct Costs: Approximately 3000 meters of

drilling using a “man-pack” ENERGOLD rig

          and supplemental helicopter support for major moves.

$  400,000

D.

Mine Rehabilitation

    $    30,000

E.

Surveying (underground & surface)

$    15,000

F.

Field Mapping  & Geological Support

$     90,000

G.

Geochemical sampling (non-drilling)

$     37,000

H.

Airborne Geophysics (magnetics and EM)

   $   115,000

TOTAL

    $    750,000

Funds for acquiring/optioning any further claims would be additional.

22.0

References

Anonymous, 1977?, Inventory of “milling-grade” ores in the Batopilas Mining District:  Source and author unknown.

Brodie, W.M., 1909, History of the Native Silver Mines of Batopilas, Mining World, v. 30, # 24, p. 1105-1110.

Brodie, W.M., 1909, Metallurgy of Native Silver ores of southwestern Chihuahua (Batopilas): Mining World vol. 31, no. 1, p. 48-54

Buchanan, L.J., 1981, Precious metal deposits associated with volcanic environments in the southwest- in Dickinson, W.R., and Payne, W.D., eds., Arizona Geological Society Digest No. 14, p. 237-262.

Minera Cascabel S.A. de C.V., 2000, Informe Final Sobre de Cartografia Geologico-Mineria de la Carte Batopilas (G13-A41)

Chairest, A., and Castaneda, J., 1997, Geologia y modelo yacimiento de oro de Sauzal, Chihuahua: Memorias Tecnicas, XXII Convencion Nacional de la Asociacion de Ingenieros de Minas, Metalurgistas y Geologos de Mexico A.C. (A.I.M.M.G.M), 1997 Meeting, Acapulco, Guerrero, Mexico, p. 137-148.

Consolidated Batopilas Mining Company of New York and Mexico Prospectus, 1879, Mines Near Batopilas, State of Chihuahua, Mexico, privately printed by John Polhemus, 102 Nassau Street, New York, N.Y., 33 p. including Articles of Incorporation.

Dahlgren, C.V., 1883, The Historic Mines of Mexico:  New York, 220 p.

Galvan-Guiterrez, V.H., (2005), Regional and Local Patterns of Mineralization in the Lower Batopilas and Urique River in Sierra Madre of Chihuahua, Mexico, unpublished M.S. thesis, University of Texas at El Paso, 90 p.

Garcia, J.A., 1927, La Region Auroargentifera de Morelos, Chihuahua: Boletin Minero, Tomo 23,  p. 19-21.

Goodell, P.C., 1995, Porphyry Copper Deposits along the Batopilas Lineament, Chihuahua, Mexico, in, Pierce, F.W., and Bolm, J.G., eds, Porphyry Copper Deposits of the American Cordillera, Arizona Geological Society Digest #20, p. 544

Goodell, P.C., 1996, The golden gossan fake-out or, the origin of the pre-1632 cathedral at Satevo, Chihuahua (Batopilas): a theory: in, Goodell, P.C.,

Reyes-Cortes, I.A., Reyes-Cortes, M., and Carreon M., P.J. eds., Conferencia Internacional de Mineria, Excursion geologica al Cenozoico de Chihuahua, Chihuahua-Batopilas, del 6 al 9 de Octubre de 1996, p. 241-242

Krieger, P., 1935, Primary native Silver ores at Batopilas and Bullard's Peak, New Mexico.- American Mineralogist, vol. 20, p. 715723

Lefebure, D.V., 1996, Five-element veins Ag-Ni-Co-As+/-(Bi, U), in Selected British Columbia Mineral Deposit Profiles, Volume 2 – Metallic Deposits, Lefebure, D.V. and Hoy, T, eds. British Columbia Ministry of Employment and Investment, Open File 1996-13, pages 89-92.

McAnulty, W.N., Jr., 1996, Cerro Colorado, Municipality of Batopilas Chihuahua, Mexico: in, Goodell, P.C., Reyes-Cortes, I.A., Reyes-Cortes, M., and Carreon-M., P.J. eds., Conferencia Internacional de Mineria, Excursion geologica al Cenozoico de Chihuahua, Chihuahua- Batopilas, del 6 al 9 de Octubre de 1996, p. 287-296.

Minera Los Lagartos, S.A. de C.V. (2005), Proyecto “Batopilas”, Opio de Batopilas, Estado de Chihuahua, Estudio realizado para Iniciar Actividades de Exploracion Minera Directa con Perferacion de Diamante, NOM-120 SEMARNAT-1997, Unpublished Report.

Northern Miner, 2002, Study clears hurdle for Glamis’s El Sauzal:  Northern Miner, v. 88, no. 33, p.1, 14.

Pastrana Prospectus, 1933, Empresa Minera “Pastrana” Y Anexus, Batopilas, Chihuahua, Mexico; Prospecto, Informes, etc., privately printed by Impresión “El Modelo”, Hermosillo, Sonora

Randolph, J.C.F., 1879, Report on the Mines of San Miguel, Batopilas, Mexico, privately printed by John Polhemus, New York, N.Y., 40 p. plus Maps.

Randolph, J.C.F., 1881a, Report on the Pastrana Mine, Batopilas, Mexico, privately printed by E.O. Jenkins, New York, N.Y., 32 p. plus color folded Map.

Randolph, J.C.F., 1881b, The Silver mines of Batopilas, state of Chihuahua, Mexico with reports on the Descubridora, Valenzuela, Animas, Camuchin,, Mexico, privately printed by John Polhemus, New York, N.Y., 41 p. plus 4 color folded Maps.

Sanchez-G., R.,  and Lopez-N., F., 2001,  Informe geologico-minero, Proyecto Don Fippi, Municipio Batopilas, Chihuahua, Mexico:  Proprietary report to Minera Cascabel S.A. de C.V., November, 2001, 21p.

Shepherd, A.R., 1835-1902, Papers of Alexander Robey Shepherd, 1776-1935 (bulk 1868-1900), 1950 items, 16 containers plus 1 oversize plus one vault container, 7.2 linear feet, Library of Congress Manuscript Division, Washington D.C., local Call No. 0455J.

Shepherd, A.R. Jr., 1935, A Summary of the Batopilas Native Silver Mines, their past production and outlook for future yield. Unpublished report, University of Arizona Library (rare books collection).

Shepherd, G., 1938, The Silver Magnet, 50 years in a Mexican Silver Mine (Batopilas, Chih)- E.P. Dutton, New York, 302 p.

Southworth, J., 1905, The Mines of Mexico Illustrated History, Geology, Ancient Mining and General Description of the Mining States of the Republic of Mexico in Spanish and English, Volume 1X, October, 1905, Blake & MacKenzie, Liverpool England, pp. 77-78.

Starling, T, 2004, Structural review of the Batopilas Project Area, Field Trip Report 07-05, unpublished report prepared for Minera Los Lagartos, S.A. de C.V., 6 p. text and 14 p. figures.

Todd, S., 1907, History and Development of Batopilas Mine-. Mining World, v. 26, no. 1 8, p. 566-568, v. 27, no. 17, p 729-731.

Todos Santos Silver Mining Company Prospectus, 1881, Embracing the Mines of Todos Santos and Arbetrios in the District of Batopilas, State of Chihuahua, Mexico, privately printed by E.O. Jenkins, 20 North William Street, Ney York, N.Y. 25 p. plus Maps.

Weiss, S.J., Espinoza, E. and Ronkos, C., 2004, Update on the El Sauzal High-Sulfidation Gold-Silver Deposit at the Initiation on Mining, Municipio of Urique, Chihuahua, Mexico: in Giles, Gastelum & Clark, organizers:  Fieldtrip to Mines and Projects in Chihuahua November 29-December 4, 2004, SEG Field trip Guidebook , 8 p.

Wilkerson, G., 1983, Geology of the Batopilas mining district, Chihuahua, Mexico Unpublished Ph.D. Dissertation, University of Texas,  2 volumes, 970 p.

Wilkerson, G., 1988, The Cerro Colorado, Satevo and La Bufa Mining Districts, Chihuahua, Mexico, in:  Clark, K.F., Goodell, P.C., and Hoffer, J.M., eds. Stratigraphy, Tectonics and Resources of Parts of the Sierra Madre Occidental Province, Mexico: El Paso Geological Society, Field Trip Guidebook (1988), p. 309-318.

Wilkerson, G., Deng, Q., Llavona, R. and Goodell, P.C., 1988, Batopilas mining district, Chihuahua.: Economic Geology, v. 83, no. 8, p. 1721-1736

Wilson, W.E. and Panczner, W.D., 1986, Famous mineral localities; the Batopilas District, Chihuahua, Mexico.: Mineralogical Record, v. 17, no. 1, p. 61-80.

Wisser,  E., undated,  Proprietary report to U.S. Smelting and Refining Co., 23 p.

Zonge Engineering & Research Organization, Inc., 2004, Batopilas Project Chihuahua, Mexico for Minera Los Lagartos, S.A. de C.V., Zonge Job #0431, unpublished report prepared for Minera Los Lagartos, S.A. de C.V., 54 p. plus maps and sections as Appendix material.

Zonge Engineering & Research Organization, Inc., 2005, Batopilas II Project Chihuahua, Mexico for Minera Los Lagartos, S.A. de C.V., Zonge Job #0526, unpublished report prepared for Minera Los Lagartos, S.A. de C.V., 37 p. plus maps and sections as Appendix material.

23.0

CERTIFICATE OF QUALIFICATION

I, Clarence J. Wendt, P. Geo, do hereby certify that:

1.

I reside at 5004 East Albuquerque Road, Reno, Nevada, 89511

2.

I graduated from San Diego State University with a Bachelor of Science degree in Geology in 1967, and the University of Arizona with a Master of Science degree in Geology in 1978 and have practiced my profession continuously since that time.

3.

I am a Non-Resident Professional Geoscientist in the Province of British Columbia (N1712), a Registered Geologist in the State of Arizona (18283), and a Certified Professional Geologist with the American Institute of Professional Geologists (4966).

4.

I hold membership in the following mineral industry technical societies:

*

A.I.M.E. (Fellow),

*

Society of Economic Geologists (Fellow),

*

AusIMM (Fellow)

*

AusIMM Chartered Professional

*

American Association of Petroleum Geologists,

*

Geological Society of Nevada,

*

Arizona Geological Society, and

*

Northwest Mining Association.

5.

I have practiced my profession continually for 37 years.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.

I am responsible for the preparation of the technical report titled “The Geology and Exploration Potential of the Don Fippi Property, Batopilas District, Chihuahua, Mexico” dated November 19th, 2002. I visited the Don Fippi property on September 7th, 2002 and again on June 24-26th 2006.

8.

I have not had prior involvement with the property that is subject of the Technical Report.

9.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical

Report, the omission to disclose which makes the Technical Report misleading.

10.

I am independent of Mag Silver Corp. applying all the tests in Section 1.5 of National Instrument 43-101.

11.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, or the Technical Report.

Signed and Dated this 7th Day of  November, 2006

_________________________

Clarence J. Wendt

Reno, Nevada

Appendix A

(ALS Chemex Flow sheet)

Receive Sample
LOG-22
Affix Bar Code and Log Sample in LIMS
WEI-21
Record received sample weight
Is sample dry?
NO
Dry Sample
If samples air-dry overnight, no charge to client. If samples are excessively wet, the sample should be dried to a maximum of 120°C. (DRY-21)
YES
CRU-31
Fine crushing of rock chip and drill samples to better than 70 % < 2 mm
QC testing of crushing efficiency is conducted on random samples (CRU-QC).
Keep Reject
Reject
SPL-21
Split sample using riffle splitter
The sample reject is saved or dumped pending client instructions. Prolonged storage (> 45 days) of rejects will be charged to the client.
PUL-31
Up to 250 g sample split is pulverized to better than 85 % < 75 microns
QC testing of pulverizing efficiency is conducted on random samples (PUL-QC).
Retain pulp for analysis
Lab splits are required when analyses must be performed at a location different than where samples received.

**ALS Chemex**
***EXCELLENCE IN ANALYTICAL CHEMISTRY***
ALS Chemex de México S.A. de C.V
Ignacio Salazar 688, Local 5
Fracc. Los Vinedos
Hermosillo SONORA 83147
Phone: +52 (662) 218 4403 Fax: +52 (662) 218 4487 www.alschemex.com

To: **MINERA LAGARTOS S.A. DE C.V.**
**AVE. TRECE #100**
**HERMOSILLO SONORA 43140**

**Page: 1**
**Finalized Date: 21-JUL-2006**
**This copy reported on 17-AUG-2006**
**Account: MINLAG**

## CERTIFICATE CH06058065

Project: BATOPILAS
P.O. No.:
This report is for 25 Rock samples submitted to our lab in Chihuahua, CHIHUAHUA, Mexico on 26-JUN-2006.

The following have access to data associated with this certificate:

| | | |
|---|---|---|
| CARL KUEHN<br>CLAUCY WENDT | JIM MCGLASSON | PETER MEGAW |

## SAMPLE PREPARATION

| ALS CODE | DESCRIPTION |
|---|---|
| WEI-21 | Received Sample Weight |
| SPL-21 | Split sample - riffle splitter |
| PUL-31 | Pulverize split to 85% <75 um |

## ANALYTICAL PROCEDURES

| ALS CODE | DESCRIPTION | INSTRUMENT |
|---|---|---|
| Pb-AA46 | Ore grade Pb - aqua regia/AA | AAS |
| ME-ICP41 | 34 Element Aqua Regia ICP-AES | ICP-AES |
| Ag-AA46 | Ore grade Ag - aqua regia/AA | AAS |

To: **MINERA LAGARTOS S.A. DE C.V.**
**ATTN: CLAUCY WENDT**
**AVE. TRECE #100**
**HERMOSILLO SONORA 43140**

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

**Signature:**
Keith Rogers, Executive Manager Vancouver Laboratory

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Chemex de México S.A. de C.V
Ignacio Salazar 688, Local 5
Fracc. Los Vinedos
Hermosillo SONORA 83147
Phone: +52 (662) 218 4403 Fax: +52 (662) 218 4487 www.alschemex.com

To: MINERA LAGARTOS S.A. DE C.V.
AVE. TRECE #100
HERMOSILLO SONORA 43140

Page: 2 - A
Total # Pages: 2 (A - C)
Finalized Date: 21-JUL-2006
Account: MINLAG

Project: BATOPILAS

# CERTIFICATE OF ANALYSIS CH06058065

| Sample Description | Method | WEI-21 | ME-ICP41 | ME-ICP41 | ME-ICP41 | ME-ICP41 | ME-ICP41 | ME-ICP41 | ME-ICP41 | ME-ICP41 | ME-ICP41 | ME-ICP41 | ME-ICP41 | ME-ICP41 | ME-ICP41 | ME-ICP41 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Analyte | Recvd Wt. | Ag | Al | As | B | Ba | Be | Bi | Ca | Cd | Co | Cr | Cu | Fe | Ga |
| | Units | kg | ppm | % | ppm | ppm | ppm | ppm | ppm | % | ppm | ppm | ppm | ppm | % | ppm |
| | LOR | 0.02 | 0.2 | 0.01 | 2 | 10 | 10 | 0.5 | 2 | 0.01 | 0.5 | 1 | 1 | 1 | 0.01 | 10 |
| 45301 | | 1.40 | 1.2 | 1.39 | 143 | 10 | 20 | <0.5 | <2 | 1.97 | 28.5 | 9 | 28 | 31 | 3.38 | 10 |
| 45303 | | 1.24 | >100 | 1.87 | 696 | <10 | 10 | 0.5 | <2 | 1.18 | 7.7 | 15 | 34 | 52 | 4.75 | 10 |
| 45307 | | 0.52 | 13.3 | 1.46 | 4860 | <10 | 20 | <0.5 | <2 | 1.56 | 28.9 | 11 | 21 | 218 | 3.67 | 10 |
| 45314 | | 1.40 | 20.9 | 1.78 | 196 | <10 | 30 | <0.5 | <2 | 4.70 | 21.4 | 19 | 34 | 179 | 3.82 | 10 |
| 45326 | | 0.60 | 1.3 | 2.23 | 285 | 10 | 40 | 0.5 | <2 | 1.88 | 34.3 | 10 | 23 | 20 | 3.49 | 10 |
| 45330 | | 0.38 | 7.2 | 1.66 | 128 | 30 | 30 | 0.9 | <2 | 4.35 | 16.6 | 9 | 14 | 11 | 2.19 | 10 |
| 45361 | | 1.00 | 3.7 | 1.47 | 174 | 10 | 40 | 0.5 | 3 | 1.22 | 1.1 | 11 | 33 | 72 | 4.07 | 10 |
| 45434 | | 0.26 | 14.2 | 1.89 | 2020 | 10 | 20 | 0.9 | <2 | 11.50 | 36.6 | 10 | 22 | 154 | 2.74 | 10 |
| 45549 | | 0.48 | 2.5 | 1.34 | 90 | <10 | 20 | <0.5 | 2 | 3.15 | 2.5 | 10 | 38 | 62 | 3.40 | 10 |
| 45582 | | 1.54 | 57.2 | 1.83 | 766 | <10 | 30 | <0.5 | <2 | 1.51 | 10.3 | 13 | 35 | 223 | 3.59 | 10 |
| 45584 | | 3.04 | 2.4 | 2.05 | 1370 | 50 | 50 | 0.5 | <2 | 0.91 | 2.6 | 13 | 36 | 171 | 5.21 | 10 |
| 45599 | | 0.68 | 3.9 | 2.20 | 65 | 10 | 60 | 0.6 | 5 | 1.24 | 28.5 | 11 | 19 | 101 | 5.60 | 10 |
| 45627 | | 0.30 | 8.2 | 4.19 | 252 | 20 | 50 | 0.9 | <2 | 3.01 | 2.9 | 34 | 36 | 40 | 5.31 | 20 |
| 45664 | | 0.82 | 3.5 | 1.76 | <2 | 140 | 10 | 0.7 | <2 | 17.2 | 6.7 | 14 | 125 | 7 | 3.13 | 10 |
| 45688 | | 1.30 | 0.2 | 1.37 | 42 | 1270 | 10 | 0.8 | <2 | 2.70 | <0.5 | 7 | 26 | 9 | 1.92 | 10 |
| 45780 | | 0.34 | 0.6 | 6.31 | 414 | 40 | 30 | 0.6 | <2 | 2.89 | <0.5 | 40 | 66 | 156 | 6.45 | 20 |
| 45845 | | 0.62 | 0.2 | 0.72 | 110 | 110 | 10 | <0.5 | <2 | 1.01 | 0.6 | 11 | 30 | 30 | 2.68 | 10 |
| 45856 | | 0.22 | 16.1 | 2.02 | 203 | 250 | 40 | 0.5 | 34 | 2.94 | 101.0 | 14 | 33 | 205 | 4.48 | 10 |
| 45863 | | 0.64 | 5.4 | 2.65 | 53 | 40 | 110 | <0.5 | 7 | 2.14 | 3.3 | 11 | 27 | 59 | 3.23 | 10 |
| 45915 | | 1.40 | 0.9 | 0.96 | 44 | <10 | 30 | 0.5 | 4 | 1.39 | 4.7 | 12 | 31 | 46 | 3.23 | 10 |
| 50039 | | 2.70 | 0.5 | 2.12 | 102 | <10 | 10 | <0.5 | <2 | 3.32 | <0.5 | 16 | 53 | 17 | 4.55 | 10 |
| 50142 | | 0.36 | 3.9 | 3.47 | 1235 | 10 | 10 | 0.5 | <2 | 5.83 | 58.8 | 17 | 88 | 74 | 6.28 | 10 |
| 50264 | | 1.38 | 2.3 | 3.37 | 30 | <10 | 10 | <0.5 | <2 | 1.17 | <0.5 | 2 | 78 | 1075 | 8.61 | 20 |
| 50315 | | 1.56 | 0.4 | 3.22 | 143 | 10 | 10 | <0.5 | <2 | 3.45 | <0.5 | 14 | 52 | 70 | 5.83 | 10 |
| 50380 | | 0.52 | 14.8 | 3.68 | 23 | 10 | 20 | 0.6 | <2 | 7.85 | 0.6 | 19 | 83 | 23 | 5.99 | 10 |

Comments: Additional check assays for sample 45303 report 101ppm silver and 78ppm silver.

**ALS Chemex**
*EXCELLENCE IN ANALYTICAL CHEMISTRY*
ALS Chemex de México S.A. de C.V
Ignacio Salazar 688, Local 5
Fracc. Los Vinedos
Hermosillo SONORA 83147
Phone: +52 (662) 218 4403 Fax: +52 (662) 218 4487 www.alschemex.com

To: MINERA LAGARTOS S.A. DE C.V.
AVE. TRECE #100
HERMOSILLO SONORA 43140

Page: 2 - B
Total # Pages: 2 (A - C)
Finalized Date: 21-JUL-2006
Account: MINLAG

Project: BATOPILAS

## CERTIFICATE OF ANALYSIS CH06058065

| Sample Description | Method / Analyte / Units / LOR | ME-ICP41 Hg ppm 1 | ME-ICP41 K % 0.01 | ME-ICP41 La ppm 10 | ME-ICP41 Mg % 0.01 | ME-ICP41 Mn ppm 5 | ME-ICP41 Mo ppm 1 | ME-ICP41 Na % 0.01 | ME-ICP41 Ni ppm 1 | ME-ICP41 P ppm 10 | ME-ICP41 Pb ppm 2 | ME-ICP41 S % 0.01 | ME-ICP41 Sb ppm 2 | ME-ICP41 Sc ppm 1 | ME-ICP41 Sr ppm 1 | ME-ICP41 Ti % 0.01 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 45301 | | <1 | 0.06 | <10 | 0.88 | 1630 | 160 | 0.14 | 18 | 850 | 231 | 1.29 | 11 | 9 | 23 | 0.19 |
| 45303 | | <1 | 0.05 | <10 | 1.41 | 1200 | 131 | 0.13 | 28 | 920 | 251 | 1.42 | 13 | 11 | 17 | 0.22 |
| 45307 | | <1 | 0.06 | <10 | 1.18 | 1220 | 455 | 0.11 | 14 | 1100 | 904 | 1.02 | 61 | 11 | 10 | 0.18 |
| 45314 | | 1 | 0.12 | <10 | 1.35 | 1545 | 273 | 0.09 | 18 | 940 | 8900 | 1.09 | 27 | 9 | 16 | 0.19 |
| 45326 | | <1 | 0.09 | <10 | 1.39 | 2040 | 17 | 0.10 | 7 | 900 | 767 | 0.63 | 6 | 10 | 22 | 0.21 |
| 45330 | | <1 | 0.46 | 10 | 1.00 | 1480 | 12 | 0.09 | 14 | 710 | 1075 | 0.82 | 8 | 4 | 34 | 0.08 |
| 45361 | | 1 | 0.11 | 10 | 0.76 | 994 | 2 | 0.06 | 33 | 840 | 141 | 0.22 | 5 | 8 | 46 | 0.23 |
| 45434 | | 1 | 0.14 | <10 | 0.91 | 1485 | 325 | 0.13 | 26 | 570 | 1040 | 0.99 | 49 | 8 | 33 | 0.13 |
| 45549 | | <1 | 0.06 | 10 | 1.31 | 843 | 166 | 0.11 | 10 | 720 | 132 | 1.76 | 5 | 10 | 10 | 0.25 |
| 45582 | | <1 | 0.13 | 10 | 1.29 | 896 | 71 | 0.11 | 16 | 800 | 234 | 0.95 | 5 | 11 | 25 | 0.23 |
| 45584 | | <1 | 0.14 | 10 | 1.52 | 1465 | 9 | 0.12 | 22 | 830 | 92 | 2.35 | 5 | 12 | 20 | 0.25 |
| 45599 | | <1 | 0.12 | 10 | 1.60 | 2170 | 2 | 0.12 | 15 | 1330 | 1410 | 0.43 | 5 | 12 | 27 | 0.29 |
| 45627 | | 2 | 0.21 | 10 | 2.69 | 2960 | <1 | 0.08 | 22 | 940 | 7120 | <0.01 | 7 | 17 | 93 | 0.37 |
| 45664 | | 1 | 0.09 | 10 | 1.56 | 4580 | 6 | 0.06 | 30 | 500 | >10000 | 0.9 | <2 | 13 | 50 | 0.21 |
| 45688 | | 1 | 0.05 | 10 | 0.45 | 537 | 3 | 0.11 | 13 | 660 | 75 | 0.71 | 2 | 7 | 33 | 0.22 |
| 45780 | | 1 | 0.12 | <10 | 3.81 | 1425 | 5 | 0.52 | 36 | 900 | 82 | 0.91 | <2 | 19 | 148 | 0.32 |
| 45845 | | <1 | 0.01 | 10 | 0.56 | 460 | 117 | 0.14 | 21 | 690 | 68 | 1.16 | 2 | 7 | 11 | 0.24 |
| 45856 | | <1 | 0.15 | 10 | 1.13 | 2460 | 77 | 0.10 | 23 | 850 | 7520 | 2.75 | 8 | 10 | 28 | 0.29 |
| 45863 | | <1 | 0.06 | 10 | 1.06 | 2100 | 12 | 0.23 | 11 | 740 | 187 | 0.73 | <2 | 8 | 90 | 0.20 |
| 45915 | | 2 | 0.09 | 10 | 0.93 | 889 | 4 | 0.08 | 28 | 900 | 131 | 1.80 | <2 | 5 | 31 | 0.29 |
| 50039 | | 1 | 0.09 | 10 | 1.69 | 1155 | 215 | 0.11 | 11 | 1270 | 11 | 1.45 | 4 | 10 | 30 | 0.13 |
| 50142 | | 2 | 0.04 | <10 | 2.98 | 2520 | 395 | 0.04 | 6 | 1390 | 1510 | 1.04 | 30 | 19 | 61 | 0.35 |
| 50264 | | 3 | 0.06 | <10 | 2.55 | 1445 | 7 | 0.12 | 3 | 1720 | 6 | 2.42 | <2 | 7 | 36 | 0.30 |
| 50315 | | <1 | 0.06 | <10 | 2.63 | 1540 | 43 | 0.07 | 6 | 1280 | 4 | 0.34 | <2 | 13 | 76 | 0.47 |
| 50380 | | 2 | 0.11 | 10 | 3.12 | 3420 | <1 | 0.04 | 7 | 900 | 96 | 0.04 | <2 | 14 | 89 | 0.29 |

Comments: Additional check assays for sample 45303 report 101ppm silver and 78ppm silver.

ALS Chemex
*EXCELLENCE IN ANALYTICAL CHEMISTRY*
ALS Chemex de México S.A. de C.V
Ignacio Salazar 688, Local 5
Fracc. Los Vinedos
Hermosillo SONORA 83147
Phone: +52 (662) 218 4403 Fax: +52 (662) 218 4487 www.alschemex.com

To: **MINERA LAGARTOS S.A. DE C.V.**
**AVE. TRECE #100**
**HERMOSILLO SONORA 43140**

**Page: 2 - C**
**Total # Pages: 2 (A - C)**
**Finalized Date: 21-JUL-2006**
**Account: MINLAG**

Project: BATOPILAS

## CERTIFICATE OF ANALYSIS CH06058065

| Sample Description | Method<br>Analyte<br>Units<br>LOR | ME-ICP41<br>Tl<br>ppm<br>10 | ME-ICP41<br>U<br>ppm<br>10 | ME-ICP41<br>V<br>ppm<br>1 | ME-ICP41<br>W<br>ppm<br>10 | ME-ICP41<br>Zn<br>ppm<br>2 | Ag-AA46<br>Ag<br>ppm<br>1 | Pb-AA46<br>Pb<br>%<br>0.01 |
|---|---|---|---|---|---|---|---|---|
| 45301 | | <10 | <10 | 75 | <10 | 2410 | | |
| 45303 | | <10 | <10 | 88 | <10 | 829 | 102 | |
| 45307 | | 10 | <10 | 87 | <10 | 2480 | | |
| 45314 | | <10 | <10 | 107 | 20 | 1365 | | |
| 45326 | | <10 | <10 | 85 | <10 | 2890 | | |
| 45330 | | <10 | <10 | 32 | <10 | 1755 | | |
| 45361 | | <10 | <10 | 121 | 10 | 261 | | |
| 45434 | | <10 | <10 | 1385 | <10 | 3440 | | |
| 45549 | | <10 | <10 | 96 | <10 | 298 | | |
| 45582 | | <10 | <10 | 97 | <10 | 954 | | |
| 45584 | | <10 | <10 | 74 | <10 | 307 | | |
| 45599 | | <10 | <10 | 280 | 10 | 1715 | | |
| 45627 | | <10 | <10 | 1175 | <10 | 8090 | | |
| 45664 | | <10 | <10 | 165 | <10 | 948 | | 1.16 |
| 45688 | | <10 | <10 | 50 | <10 | 101 | | |
| 45780 | | <10 | <10 | 278 | <10 | 68 | | |
| 45845 | | <10 | <10 | 55 | <10 | 71 | | |
| 45856 | | <10 | <10 | 82 | <10 | 9370 | | |
| 45863 | | <10 | <10 | 66 | <10 | 371 | | |
| 45915 | | <10 | <10 | 149 | <10 | 407 | | |
| 50039 | | <10 | <10 | 102 | <10 | 106 | | |
| 50142 | | <10 | <10 | 151 | <10 | 5620 | | |
| 50264 | | <10 | 10 | 114 | 10 | 65 | | |
| 50315 | | <10 | <10 | 112 | <10 | 58 | | |
| 50380 | | <10 | <10 | 125 | <10 | 508 | | |

Comments: Additional check assays for sample 45303 report 101ppm silver and 78ppm silver.